

CAPSTEAD



CAPSTEAD MORTGAGE CORPORATION • 2004 Annual Report

STOCKHOLDERS' LETTER

To Our Stockholders:

The year 2004 was a transition year for Capstead Mortgage Corporation. The Federal Reserve Open Market Committee's decision in June to start increasing the federal funds rate signaled an end to a prolonged period of economic weakness and uncertainty in the United States economy, during which time short-term interest rates fell to 45-year lows. With these unusually low interest rates, we enjoyed several years of very strong earnings and dividends due primarily to the resulting wide spreads between yields earned on our investments and interest rates charged on our borrowings (what we refer to as our "financing spreads").

While these results were welcomed, today's economic environment is the primary reason we have focused our core investment strategy on residential adjustable-rate mortgage ("ARM") securities. Simply put, ARM securities have traditionally performed better in a rising interest rate environment than securities with rates of interest that are fixed for most or all of their expected lives. This is because ARM securities generally have coupon interest rates that reset at least annually to rates more reflective of current interest rates. As a result, holders of ARM securities have the ability to eventually recover financing spreads lost to increases in borrowing rates and, consequently, these securities will generally have less market value volatility than securities with fixed rates of interest. We are currently experiencing the benefits of yield increases on our ARM securities portfolio from these resets, which we expect will continue throughout 2005.

Our focus on investing in a large ARM securities portfolio, along with other actions taken this past year, gives us the confidence that Capstead is not only well positioned to manage through the currently anticipated rising interest rate environment, albeit at a lower earnings level than what we achieved the last several years, but is also in an excellent position to take advantage of future opportunities. Highlights of this past year include:

- Paying common dividends of $1.58 per share, representing a return of 11.2% on an average common stock price of $14.06 in 2004 and a return of 21.6% on average book value.

- Improving our capital structure through raising over $64 million of new common equity at a substantial premium to book value. This new common equity strengthened our capital structure by contributing to a $1.24 improvement in book value per common share to $7.91 at year-end and improving the ratio of our preferred to common equity. This contrasts with prior years when under-utilized capital was returned to our common stockholders in the form of substantial special dividends.

- Further deploying existing capital, as well as new common equity capital, which bolstered our investment portfolios with the acquisition of over $2.0 billion in ARM securities. These acquisitions far outpaced portfolio runoff, increasing the size of the portfolio by $1.2 billion to nearly $3.4 billion by year-end. This also contrasts with prior years when our investment portfolios were declining.

- Extending maturities for up to two years on a portion of our borrowings primarily to lock in attractive financing spreads on the Company's position in longer-to-reset ARM securities over the average fixed-rate term of these securities. As of year-end, over $700 million of these borrowings were outstanding with maturities averaging 13 months and rates averaging less than current 30-day borrowing rates.

With the Federal Reserve raising the federal funds rate 125 basis points the latter half of 2004, we saw a pronounced decline in our financing spreads during this period primarily because of rising borrowing rates. On the other hand, we also saw yields on our portfolio "bottom out" in the third quarter of 2004 before beginning to increase. As a point of reference, average yields increased 16 basis points from the third to the fourth quarter of 2004 to 3.16% (representing the first quarter-over-quarter increase in yields since 2000), and by the fourth quarter of 2005, average yields will likely exceed 4.00% if short-term interest rates continue to increase as anticipated.

Given market expectations for a series of 25 basis point increases in the federal funds rate totaling another 125 to 150 basis points in 2005 (including the 25 basis point increase in February 2005), we anticipate that with expected increases in portfolio yields, quarterly operating income and dividends will decline modestly from fourth quarter 2004 levels before beginning to recover late in the year. Of course, should the Federal Reserve increase the federal funds rate more than 150 basis points in 2005, or in increments greater than 25 basis points at any one of its meetings, the pressure on our earnings would be more pronounced and an earnings recovery would be delayed.

We believe our core investment strategy of maintaining a large portfolio of ARM securities should allow us to successfully manage through this rising interest rate environment. We also believe that with our larger and more balanced equity base, we are now in a stronger position to augment our core portfolio with opportunistic acquisitions of other real estate-related investments that can provide attractive risk-adjusted returns with less sensitivity to changes in interest rates over the long term.

We are optimistic about the long-term prospects for Capstead and we look forward to meeting the challenges ahead. Accordingly, on behalf of our Board of Directors and employees, we would like to thank you for your continued support and investment.

Sincerely,



Paul M. Low
Chairman of the Board



President and Chief Executive Officer

March 11, 2005

REPORTS ON CORPORATE GOVERNANCE AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Management on Effectiveness of Internal Control Over Financial Reporting

Management of Capstead Mortgage Corporation ("Capstead" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a – 15(f) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the COSO framework, it is management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004.

Capstead's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of internal control over financial reporting which is included in this Annual Report.

Report of Management on Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the CEO and CFO, an evaluation of Capstead's disclosure controls and procedures as defined under Exchange Act Rule 13a-15(e) was conducted. Based on this evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004.

Related Certifications by Management

Certifications by the CEO and CFO pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 pertaining to the completeness and fairness of the information contained in Capstead's annual report on Form 10-K for the year ended December 31, 2004 and the Company's system of internal controls over financial reporting and disclosure controls and procedures are included as exhibits to the annual report on Form 10-K. This report, as well as the Company's other filings with the Securities and Exchange Commission, are available free of charge on the Company's website at www.capstead.com.

On May 17, 2004 Capstead's CEO certified, pursuant to Section 303A.12(a) of the New York Stock Exchange ("NYSE") Listed Company Manual, that he was not aware of any violation by the Company of NYSE corporate governance listing standards. This certification is made annually with the NYSE within thirty days after the Company's annual meeting of stockholders.

Report of Independent Registered Public Accounting Firm on Audit of Management's Assessment of Internal Control Over Financial Reporting

Stockholders and Board of Directors
Capstead Mortgage Corporation

We have audited management's assessment, included in the accompanying Report of Management on Effectiveness of Internal Control Over Financial Reporting, that Capstead Mortgage Corporation (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Capstead Mortgage Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of Capstead Mortgage Corporation and our report dated February 22, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 22, 2005

Report of Independent Registered Public Accounting Firm on Audit of the Consolidated Financial Statements

Stockholders and Board of Directors
Capstead Mortgage Corporation

We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstead Mortgage Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Capstead Mortgage Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 22, 2005

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended December 31		
	2004	2003	2002
Interest income:			
Mortgage securities and similar investments	$ 84,355	$ 85,343	$150,302
CMO collateral	6,766	34,101	114,353
Total interest income	91,121	119,444	264,655
Interest and related expense:			
Repurchase arrangements and similar borrowings	38,695	24,606	48,329
CMO borrowings	6,012	33,926	116,069
Mortgage insurance and other	232	392	596
Total interest and related expense	44,939	58,924	164,994
Net margin on financial assets	46,182	60,520	99,661
Real estate lease income	10,116	10,028	8,170
Real estate-related expense:			
Interest	4,472	4,327	4,750
Depreciation	3,708	3,708	2,543
Total real estate-related expense	8,180	8,035	7,293
Net margin on real estate held for lease	1,936	1,993	877
Other revenue (expense):			
Gain on asset sales and CMO redemptions	–	4,560	4,725
CMO administration and other	813	1,784	2,429
Incentive fee paid to former affiliate	–	(500)	(4,982)
Other operating expense	(7,126)	(7,698)	(6,587)
Total other revenue (expense)	(6,313)	(1,854)	(4,415)
Net income	$ 41,805	$ 60,659	$ 96,123
Net income	$ 41,805	$ 60,659	$ 96,123
Less cash dividends paid on preferred stock	(20,259)	(20,273)	(20,362)
Net income available to common stockholders	$ 21,546	$ 40,386	$ 75,761
Net income per common share:			
Basic	$1.34	$2.89	$5.47
Diluted	1.33	2.60	4.85

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31	
	2004	*2003*
Assets		
Mortgage securities and similar investments		
($3.3 billion pledged under repurchase arrangements)	$3,382,372	$2,195,117
CMO collateral	56,187	167,571
	3,438,559	2,362,688
Real estate held for lease, net of accumulated depreciation	129,705	133,414
Receivables and other assets	46,688	41,880
Cash and cash equivalents	73,030	16,340
	$3,687,982	$2,554,322
Liabilities		
Repurchase arrangements and similar borrowings	$3,166,059	$1,975,178
Collateralized mortgage obligations ("CMOs")	55,735	166,807
Borrowings secured by real estate	120,001	120,206
Common stock dividend payable	4,151	8,829
Accounts payable and accrued expenses	9,497	6,264
	3,355,443	2,277,284
Stockholders' equity		
Preferred stock - $0.10 par value; 100,000 shares authorized:		
$1.60 Cumulative Preferred Stock, Series A,		
202 and 211 shares issued and outstanding at		
December 31, 2004 and December 31, 2003, respectively		
($3,317 aggregate liquidation preference)	2,827	2,956
$1.26 Cumulative Convertible Preferred Stock, Series B,		
15,819 shares issued and outstanding at		
December 31, 2004 and December 31, 2003		
($180,025 aggregate liquidation preference)	176,705	176,707
Common stock - $0.01 par value; 100,000 shares authorized;		
18,867 and 14,015 shares issued and outstanding at		
December 31, 2004 and December 31, 2003, respectively	189	140
Paid-in capital	516,704	456,198
Accumulated deficit	(387,718)	(387,718)
Accumulated other comprehensive income	23,832	28,755
	332,539	277,038
	$3,687,982	$2,554,322

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share amounts)

	Preferred Stock	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 2002	$180,782	$139	$ 559,571	$(387,718)	$ 51,954	$404,728
Net income	–	–	–	96,123	–	96,123
Other comprehensive loss	–	–	–	–	(4,483)	(4,483)
Cash dividends:						
Common – regular ($5.56 per share)	–	–	(1,607)	(75,761)	–	(77,368)
Common – special ($7.19 per share)	–	–	(100,389)	–	–	(100,389)
Preferred	–	–	–	(20,362)	–	(20,362)
Conversion of preferred stock	(1,016)	1	1,015	–	–	–
Additions to capital	–	–	329	–	–	329
Balance at December 31, 2002	179,766	140	458,919	(387,718)	47,471	298,578
Net income	–	–	–	60,659	–	60,659
Other comprehensive loss	–	–	–	–	(18,716)	(18,716)
Cash dividends:						
Common – regular ($3.10 per share)	–	–	(3,018)	(40,386)	–	(43,404)
Preferred	–	–	–	(20,273)	–	(20,273)
Conversion of preferred stock	(103)	–	103	–	–	–
Additions to capital	–	–	194	–	–	194
Balance at December 31, 2003	179,663	140	456,198	(387,718)	28,755	277,038
Net income	–	–	–	41,805	–	41,805
Other comprehensive loss:						
Amounts related to cash flow hedges, net	–	–	–	–	(450)	(450)
Change in unrealized gain on debt securities, net	–	–	–	–	(4,473)	(4,473)
Comprehensive income						36,882
Cash dividends:						
Common – regular ($1.58 per share)	–	–	(4,219)	(21,546)	–	(25,765)
Preferred	–	–	–	(20,259)	–	(20,259)
Conversion of preferred stock	(131)	–	131	–	–	–
Additions to capital	–	49	64,594	–	–	64,643
Balance at December 31, 2004	$179,532	$189	$ 516,704	$(387,718)	$ 23,832	$ 332,539

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31		
	2004	*2003*	*2002*
Operating activities:			
Net income	$ 41,805	$ 60,659	$ 96,123
Noncash items:			
Amortization of discount and premium	14,961	11,088	22,936
Depreciation and other amortization	4,348	4,868	4,081
Recognition of rent abatement	170	101	(3,223)
Gain on asset sales and CMO redemptions	–	(4,560)	(4,725)
Change in incentive fee payable to former affiliate	–	(4,982)	(3,151)
Net change in receivables, other assets, accounts payable and accrued expenses	4,500	15,865	1,429
Net cash provided by operating activities	65,784	83,039	113,470
Investing activities:			
Purchases of mortgage securities and similar investments	(2,095,002)	(518,090)	(184,176)
Purchase of real estate	–	–	(18,828)
Principal collections on mortgage securities and similar investments	880,676	870,583	1,134,295
Proceeds from asset sales	–	125,020	97,003
CMO collateral:			
Principal collections	109,649	641,041	1,131,708
Decrease in accrued interest receivable	695	3,647	7,028
Net cash (used in) provided by investing activities	(1,103,982)	1,122,201	2,167,030
Financing activities:			
Net increase (decrease) in repurchase arrangements and similar borrowings	1,190,881	(170,478)	(1,061,412)
Increase (decrease) in borrowings secured by real estate:			
Issuance of borrowings	–	–	100,841
Principal payments on borrowings	(205)	(194)	(101,278)
CMO borrowings:			
Principal payments on securities	(108,961)	(901,018)	(1,168,682)
Decrease in accrued interest payable	(646)	(4,847)	(6,468)
Capital stock transactions	64,521	67	189
Dividends paid	(50,702)	(171,433)	(102,327)
Net cash (used in) provided by financing activities	1,094,888	(1,247,903)	(2,339,137)
Net change in cash and cash equivalents	56,690	(42,663)	(58,637)
Cash and cash equivalents at beginning of year	16,340	59,003	117,640
Cash and cash equivalents at end of year	$ 73,030	$ 16,340	$ 59,003

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

NOTE 1 — BUSINESS

Capstead Mortgage Corporation (together with its subsidiaries, "Capstead" or the "Company") operates as a real estate investment trust ("REIT") earning income from investing in real estate-related assets on a leveraged basis and from other investment strategies. These investments primarily consist of, but are not limited to, residential financial assets, specifically adjustable-rate mortgage ("ARM") securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae (collectively, "Agency Securities"). Capstead has also made limited investments in credit-sensitive commercial real estate-related assets, including the direct ownership of real estate. Management believes such investments, when available at favorable prices and combined with the prudent use of leverage, can produce attractive risk-adjusted returns over the long term with relatively low sensitivity to changes in interest rates.

The earning capacity of Capstead's financial asset portfolios is influenced by the overall size and composition of the portfolios, which depends on investment strategies being implemented by management, the availability of attractively-priced investments and overall market conditions. Market conditions are influenced by, among other things, current levels of, and expectations for future levels of, 30-day to two-year interest rates and mortgage prepayments. Financing spreads (the difference between yields earned on these investments and interest rates charged on related borrowings) have declined from the historically wide levels achieved the last several years when short-term interest rates were lower and are expected to continue declining into 2005 before beginning to recover late in the year. Because the majority of the Company's financial assets currently consist of ARM securities backed by mortgage loans with coupon interest rates that reset at least annually, management believes the Company is well positioned to manage through the higher interest rate environment currently anticipated for 2005, albeit at a lower earnings level than that achieved the last several years when short-term interest rates were lower.

NOTE 2 — ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Capstead Mortgage Corporation and its subsidiaries, including certain finance and real estate subsidiaries. Intercompany balances and transactions have been eliminated. Substantially all of the assets of the finance subsidiaries are pledged to secure collateralized mortgage obligations ("CMOs") and are not available for the satisfaction of general claims of Capstead. Similarly, real estate held for lease and related assets are owned by real estate subsidiaries and pledged to secure related borrowings. Capstead has no responsibility for CMOs or borrowings secured by real estate beyond the assets pledged as collateral.

Use of Estimates

The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The amortization of premiums and discounts on mortgage assets and CMOs is based on estimates of future prepayments on underlying mortgage loans, which are impacted by future changes in interest rates and other factors beyond the control of management. Actual results could differ from those estimates, which could adversely affect earnings. Similarly, depreciation on real estate is based on estimates of the useful lives of buildings, equipment and fixtures, which could be affected by significant adverse events or changes in circumstances and potentially lead to impairment charges.

Estimated fair values of debt securities have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis and are influenced by changes in, and market expectations for changes in, interest rates and levels of mortgage prepayments as well as other factors beyond the control of management. Accordingly, estimates of fair value as of the balance sheet dates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values, which would affect *Accumulated other comprehensive income* in stockholders' equity and the calculation of incentive fees.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Financial Assets

Financial assets held in the form of asset-backed securities are debt securities. Management determines the appropriate classification of debt securities at the time of purchase and periodically reevaluates such designation. Debt securities may be classified as held-to-maturity when the Company has the intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses reported as a separate component of *Accumulated other comprehensive income* in stockholders' equity. Financial assets held in the form of whole loans are carried at their unpaid principal balances, net of unamortized discount or premium. The Company may from time to time hold loans for sale. Such loans are carried at the lower of cost or market on an aggregate basis. Transfers from loans for sale to loans for investment are recorded at the lower of cost or market.

Interest is recorded as income when earned. Premiums and discounts are recognized as adjustments to *Interest income* by the interest method over the expected life of the related financial asset. Realized gains and losses are included in *Other revenue (expense)*. The cost of financial assets sold is based on the specific identification method. Unrealized gains and losses are not amortized to income; however, if a decline in fair value of an individual financial asset below amortized cost basis occurs that is determined to be other than temporary, the difference between amortized cost and fair value is included in *Other revenue*

(expense) as an impairment charge. No impairment charges on financial assets have been recorded during the three years ended December 31, 2004.

Real Estate Held for Lease

Land, buildings, equipment and fixtures are carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the depreciable assets (40 years for buildings and five years for equipment and fixtures). Should a significant adverse event or change in circumstances occur, the values of the affected real estate properties will be assessed for impairment. A property is considered impaired only if estimated operating cash flows (undiscounted and without interest charges) over its remaining useful life are less than net carrying value. If impaired, the difference between net carrying value and fair value would be included in *Other revenue (expense)* as an impairment charge. No impairment charges on real estate assets have been recorded during the three years ended December 31, 2004.

Real Estate Lease Income Recognition

Base rents are recognized on a straight-line basis over the term of the related leases. Base rent escalations, when present, are recognized when earned if dependent upon unknown factors such as future increases in the Core Consumer Price Index.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash on hand and highly liquid investments with original maturities of three months or less when purchased.

Derivative Financial Instruments

The Company may from time to time acquire derivative financial instruments ("Derivatives") for risk management purposes. These may include interest rate floors, swaps and caps, U.S. Treasury futures contracts and options, written options on financial assets or various other Derivatives available in the marketplace that are compatible with the Company's risk management objectives. Derivatives held are recorded as assets or liabilities at fair value on the Company's balance sheet. The accounting for changes in fair value of each Derivative held depends on whether it has been designated and qualifies as an accounting hedge, as well as the type of hedging relationship identified.

Capstead has made limited use of Derivatives during the three years ended December 31, 2004. Included in *Receivables and other assets* are interest rate caps acquired in connection with the 2002 assumption and subsequent refinancing of tax-exempt bonds secured by *Real estate held for lease* (see NOTE 9), which are designated as an accounting hedge with changes in value considered 100% correlated to changes in expected future cash flows of the variable-rate bonds, excluding the effects of time value. Accordingly, changes in time value are amortized to *Interest expense* as a yield adjustment and other changes in value are recorded in *Accumulated other comprehensive income.* Until exercised, call rights on certain securitizations issued by the Company and accounted for as sales were recognized as cash flow hedges on the purchase of a modest amount of ARM securities at par value. The fair value of these call rights was based on the discounted fair value of the related ARM securities in excess of par, less transaction costs. As such, changes in the value of the call

rights prior to exercise were 100% correlated to changes in value of the ARM securities, excluding the effects of time value, which were recorded in *Other revenue (expense)*. Upon exercise, the ARM securities were recorded at par and the values assigned to the related call rights were reclassified as investment premiums and are being amortized to *Interest income* as yield adjustments. Related amounts recorded in *Accumulated other comprehensive income* are being amortized to *Interest income* concurrently.

Borrowings

Repurchase arrangements and other borrowings, including CMOs and borrowings secured by real estate, are carried at their unpaid principal balances, net of unamortized discounts and premiums. Discounts and premiums, as well as debt issue costs, which are recorded in *Receivables and other assets*, are recognized as adjustments to *Interest and related expense* by the interest method over the expected term of the related borrowings.

Income Taxes

Capstead and its qualified REIT subsidiaries ("Capstead REIT") have elected to be taxed as a REIT. As a result of this election, Capstead REIT is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. It is Capstead's policy to distribute 100% of taxable income of the REIT within the time limits prescribed by the Internal Revenue Code of 1986 (the "Code"), which may extend into the subsequent taxable year. Capstead may find it advantageous from time to time to elect taxable REIT subsidiary status for certain of its qualified REIT subsidiaries. All taxable income, if any, of Capstead's taxable REIT subsidiaries is subject to federal and state income taxes, where applicable.

Income taxes are accounted for using the liability method. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Incentive Fees

Management and employees participate in an incentive compensation program established by the Board of Directors. Until July 22, 2003, management included an affiliate of Fortress Investment Group LLC. Fortress Investment Group LLC, together with its affiliates, is referred to as "Fortress." Fortress was the Company's controlling stockholder, and its chairman of the board was also Capstead's Chairman of the Board and Chief Executive Officer (see NOTE 14). Incentive fee amounts are determined based on a 10% participation in the "modified total return" of Capstead in excess of a 10% benchmark return, multiplied by the Company's beginning "modified common book value" as those terms are defined by the program. Modified total return is measured as the change in modified common book value per share during the year, together with common dividends per share and excludes the effects of raising equity capital. Modified common book value is determined by deducting from total equity the recorded value of preferred equity and unrealized gains and losses on investments not included in *Accumulated other comprehensive income* and adding back incentive fee accruals. Incentive fee amounts were also awarded in 2004 relative to raising equity capital.

Stock-Based Compensation

As more fully described in NOTE 13, Capstead accounts for stock-based awards for employees and directors under the recognition and measurement principles of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB25"). Under APB25 compensation cost for stock-based awards for employees and directors is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount to be paid to acquire the stock and is recognized in *Other operating expense* as the awards vest and restrictions lapse on a straight-line basis. If the Company had expensed stock-based compensation costs determined using the fair value-based methodology prescribed by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" ("SFAS 123"), such expense would have been higher by $41,000, $35,000 and $84,000 in 2004, 2003 and 2002, respectively, which would have had no effect on reported diluted net income per common share in any of the years presented.

In December 2004 the Financial Accounting Standards Board revised SFAS 123 to supercede APB25 and require the use of a fair value-based methodology (similar to the original SFAS 123 methodology) to measure and record liabilities associated with stock-based compensation. The revised standard is required to be adopted by Capstead beginning July 1, 2005 and is applicable to any new awards and to all existing awards for which the requisite service to earn the award has not yet been rendered. The effect on Capstead's earnings and financial condition of adopting the revised standard cannot be predicted at this time because it depends on levels of stock-based awards that may be issued in future periods.

Net Income per Common Share

Basic net income per common share is computed by dividing net income, after deducting preferred share dividends, by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing net income, after deducting preferred share dividends for antidilutive convertible preferred shares, by the weighted average number of common shares and common share equivalents outstanding, giving effect to dilutive stock options and dilutive convertible preferred shares.

NOTE 3 — CALCULATION OF NET INCOME PER COMMON SHARE

The components of the computation of basic and diluted net income per common share were as follows (in thousands, except per share amounts):

	Year Ended December 31		
	2004	*2003*	*2002*
Numerator for basic net income per common share:			
Net income	$ 41,805	$ 60,659	$ 96,123
Less preferred share dividends	(20,259)	(20,273)	(20,362)
	$ 21,546	$ 40,386	$ 75,761
Denominator for basic net income per common share:			
Weighted average common shares outstanding	16,100	13,977	13,858
Basic net income per common share	$1.34	$2.89	$5.47

	Year Ended December 31		
	2004	*2003*	*2002*
Numerator for diluted net income per common share:			
Net income	$ 41,805	$60,659	$96,123
Less dividends on antidilutive convertible preferred shares	(19,932)	–	–
	$ 21,873	$60,659	$96,123
Denominator for diluted net income per common share:			
Weighted average common shares outstanding	16,100	13,977	13,858
Net effect of dilutive stock options	29	35	57
Net effect of dilutive convertible preferred shares:			
Series A	308	315	260
Series B	–	8,968	5,652
	16,437	23,295	19,827
Diluted net income per common share	$1.33	$2.60	$4.85

For dilutive net income per common share purposes, the Series A and B preferred shares are considered dilutive whenever annualized basic net income per common share exceeds each Series' annualized dividend divided by the conversion rate applicable for that period.

NOTE 4 — MORTGAGE SECURITIES AND SIMILAR INVESTMENTS

The Company classifies its investments in mortgage securities and similar financial assets by collateral type and interest rate characteristics. Agency Securities are AAA-rated and are considered to have limited credit risk. Non-agency securities consist of private mortgage pass-through securities originally formed prior to 1995 when the Company operated a mortgage conduit. These securities are backed by residential mortgage loans whereby the related credit risk of the underlying loans is either borne by AAA-rated private mortgage insurers or by the Company ("Non-agency Securities"). Included in *Receivables and other assets* as restricted cash at December 31, 2004 was $6.0 million in related reserve funds for special hazards (e.g. earthquake or mudslide-related losses) and certain bankruptcy losses. Commercial mortgage securitizations generally have senior, mezzanine and subordinate classes of bonds with the lower bond classes providing credit enhancement to the more senior classes. Commercial mortgage-backed securities ("CMBS") held by the Company as of December 31, 2004 are mezzanine classes and therefore carry credit risk associated with the underlying pools of commercial mortgage loans that is mitigated by subordinate bonds held by other investors. The maturity of mortgage securities is directly affected by the rate of principal prepayments on the underlying loans.

Fixed-rate investments generally are mortgage securities backed by mortgage loans that have fixed rates of interest over the life of the loans. Adjustable-rate investments generally are mortgage securities backed by mortgage loans that have interest rates that adjust at least annually to more current interest rates ("current-reset ARM securities") or begin doing so after an initial fixed-rate period ("longer-to-reset ARM securities"). Mortgage loans underlying current-reset ARM securities either (i) adjust annually based on a specified margin over the one-year Constant Maturity U.S. Treasury Note Rate or the one-year London Interbank Offered Rate ("LIBOR"), (ii) adjust semiannually based on a specified margin over six-month LIBOR, or (iii) adjust monthly based on a specific margin over an index

such as LIBOR or the Eleventh District Federal Reserve Bank Cost of Funds Index, usually subject to periodic and lifetime limits on the amount of such adjustments during any single interest rate adjustment period and over the life of the loan. Mortgage loans underlying longer-to-reset ARM securities have initial fixed rates of interest of three to ten years before beginning to adjust in rate as described above. The average period until initial reset for the $629 million in longer-to-reset ARM securities held by the Company as of December 31, 2004 was 25 months compared to less than 6 months to the next reset date for the Company's current-reset ARM securities. CMBS held as of December 31, 2004 adjust monthly based on a specified margin over 30-day LIBOR. *Mortgage securities and similar investments* and related weighted average rates were as follows (dollars in thousands):

	Principal Balance	*Premiums (Discounts)*	*Basis*	*Carrying Amount (a)*	*Average Coupon Rate (b)*	*Average Effective Rate (b)*
December 31, 2004						
Agency Securities:						
Fannie Mae/Freddie Mac:						
Fixed-rate	$ 35,538	$ 146	$ 35,684	$ 35,739	6.63%	6.13%
ARMs	2,116,454	39,572	2,156,026	2,170,766	3.96	3.01
Ginnie Mae ARMs	1,017,517	7,583	1,025,100	1,033,506	3.87	3.15
	3,169,509	47,301	3,216,810	3,240,011	3.96	3.10
Non-agency Securities:						
Fixed-rate	34,338	24	34,362	34,415	6.78	6.20
ARMs	55,615	646	56,261	56,739	4.12	3.24
	89,953	670	90,623	91,154	5.14	4.61
CMBS	51,159	10	51,169	51,207	3.44	2.47
	$3,310,621	$47,981	$3,358,602	$3,382,372	3.98	3.16
December 31, 2003						
Agency Securities:						
Fannie Mae/Freddie Mac:						
Fixed-rate	$ 2,072	$ 12	$ 2,084	$ 2,160	10.00%	9.38%
ARMs	1,141,430	13,003	1,154,433	1,176,058	3.66	3.70
Ginnie Mae ARMs	726,876	7,830	734,706	739,987	4.27	4.10
	1,870,378	20,845	1,891,223	1,918,205	3.90	3.88
Non-agency Securities:						
Fixed-rate	118,638	174	118,812	118,812	6.66	6.25
ARMs	81,425	1,293	82,718	83,724	4.42	3.64
	200,063	1,467	201,530	202,536	5.75	4.63
CMBS and commercial loans	74,376	(9)	74,367	74,376	2.21	4.44
	$2,144,817	$22,303	$2,167,120	$2,195,117	4.02	3.97

(a) *Includes mark-to-market for securities classified as available-for-sale, if applicable (see NOTE 10).*

(b) *Average Coupon Rate is presented net of servicing and other fees as of the indicated balance sheet date. Average Effective Rate is presented for the year then ended, calculated including the amortization of premiums (discounts), mortgage insurance costs on Non-agency Securities and excluding unrealized gains and losses.*

NOTE 5 — CMO COLLATERAL

Collateral pledged to secure CMOs consists of Non-Agency Securities and related accrual interest and short-term investments. The components of *CMO collateral* were as follows (in thousands):

	December 31	
	2004	*2003*
Non-Agency Securities	$54,996	$164,891
Accrued interest receivable	390	1,085
	55,386	165,976
Unamortized premium	801	1,595
	$56,187	$167,571

Credit risk associated with this collateral is borne by AAA-rated private mortgage insurers or subordinated bonds within the related CMO series to which the collateral is pledged, none of which were retained by the Company. Related weighted average effective interest rates were 6.44% and 6.20% during 2004 and 2003, respectively.

NOTE 6 — REAL ESTATE HELD FOR LEASE

In May 2002 Capstead acquired six "independent" senior living facilities wherein the operator of the facility provides tenants little, if any, medical care (collectively, the "Properties"). The aggregate purchase price of the Properties was $139.7 million including approximately $3.1 million in closing costs and the assumption by Capstead of $19.7 million of related mortgage debt and $101.1 million of tax-exempt bond debt.

The Properties were acquired pursuant to purchase agreements initially negotiated and executed by an affiliate of Brookdale Living Communities, Inc. (collectively with its subsidiaries, "Brookdale") and subsequently assigned to Capstead. Concurrent with the acquisition, the Company entered into a long-term "net-lease" arrangement with Brookdale, under which Brookdale is responsible for the ongoing operation and management of the Properties. Brookdale, an owner, operator, developer and manager of senior living facilities, is a majority-owned affiliate of Fortress.

The lease arrangement consists of a master lease covering all of the Properties and individual property-level leases (referred to collectively as the "Lease"). The Lease has an initial term of 20 years and provides for two 10-year renewal periods. Beginning May 1, 2007, Brookdale will have the option of purchasing all of the Properties from Capstead at the greater of fair value or Capstead's original cost, after certain adjustments. Brookdale is responsible for paying all expenses associated with the operation of the Properties, including real estate taxes, other governmental charges, insurance, utilities and maintenance, and an amount representing an attractive cash return on Capstead's equity in the Properties after payment of monthly debt service, subject to annual increases based upon increases (capped at 3%) in the Core Consumer Price Index. Brookdale is responsible for changes in related debt service requirements under the terms of the Lease; therefore, earnings from this investment are generally not affected by changes in interest rates. Included in *Receivables and other assets* at December 31, 2004 was $3.0 million in unamortized rent

abatements and $1.2 million of rent and other receivables due from Brookdale. Carrying amounts of the Properties were as follows (in thousands):

	December 31	
	2004	*2003*
Land	$ 16,450	$ 16,450
Buildings	119,550	119,550
Equipment and fixtures	3,600	3,600
	139,600	139,600
Accumulated depreciation	(9,895)	(6,186)
	$129,705	$133,414

NOTE 7 — REPURCHASE ARRANGEMENTS AND SIMILAR BORROWINGS

Capstead borrows under uncommitted repurchase arrangements with well-established investment banking firms. Repurchase arrangements pursuant to which the Company pledges mortgage securities as collateral generally have maturities of less than 31 days, although during 2004 the Company extended maturities for up to two years on a portion of its borrowings primarily related to the Company's modest position in fixed-rate and longer-to-reset ARM securities. From time to time the Company may obtain similar borrowings from other parties such as commercial banks to finance investments in financial assets that are not mortgage-backed securities. The terms and conditions of repurchase arrangements and any similar borrowings are negotiated on a transaction-by-transaction basis. These borrowings consisted solely of repurchase arrangements as of December 31, 2004 and 2003. Related weighted average interest rates, classified by type of collateral and maturities, were as follows for the dates indicated (dollars in thousands):

	December 31, 2004		*December 31, 2003*	
	Borrowings Outstanding	*Average Rate*	*Borrowings Outstanding*	*Average Rate*
Agency Securities (less than 31 days)	$2,340,755	2.28%	$1,735,027	1.09%
Agency Securities (31 to 90 days)	54,021	1.98	–	–
Agency Securities (91 to 360 days)	204,983	2.19	–	–
Agency Securities (greater than 360 days)	446,744	2.61	–	–
Non-agency Securities (less than 31 days)	71,140	2.76	170,205	1.57
CMBS (less than 31 days)	48,416	2.54	20,300	1.36
CMBS (greater than 90 days)	–	–	49,646	1.34
	$3,166,059	2.33	$1,975,178	1.14

As of December 31, 2004, Capstead had $43 million of its capital at risk with its largest single counter-party (Cantor Fitzgerald Securities), related to $806 million in repurchase arrangements that had an average maturity of eleven months. Weighted average effective interest rates on *Repurchase arrangements and similar borrowings* were 1.54% and 1.23% during 2004 and 2003, respectively. Related interest paid totaled $34.3 million, $24.7 million and $50.0 million during 2004, 2003, and 2002, respectively.

NOTE 8 — CMO BORROWINGS

Each series of CMOs issued consists of various classes of bonds, most of which have fixed rates of interest. Interest is payable monthly at specified rates for all classes. The components of CMOs, along with selected other information, were as follows for the dates indicated (dollars in thousands):

	December 31	
	2004	*2003*
CMOs	$54,739	$164,388
Accrued interest payable	292	938
Total obligation	55,031	165,326
Unamortized premium	704	1,481
	$55,735	$166,807
Range of average interest rates	2.29% to 9.60%	1.50% to 9.42%
Range of stated maturities	2025 to 2030	2025 to 2030
Number of series	5	6

Typically, principal payments on each series are made to each class in the order of their stated maturities so that no payment of principal is made on any class of bonds until all classes having an earlier stated maturity have been paid in full. The maturity of each CMO series is directly affected by the rate of principal prepayments on the related *CMO collateral*. Each series is also subject to redemption provided certain requirements specified in the related indenture have been met (referred to as "Clean-up Calls"); therefore, the actual maturity of any series is likely to occur earlier than its stated maturity.

Weighted average effective interest rates for *CMO borrowings* were 5.73% and 6.12% during 2004 and 2003, respectively. Related interest paid totaled $8.1 million, $40.3 million and $117.6 million during 2004, 2003 and 2002, respectively.

NOTE 9 — BORROWINGS SECURED BY REAL ESTATE

The components of *Borrowings secured by real estate* and related weighted average interest rates (calculated including bond issue cost amortization) were as follows for the dates indicated (dollars in thousands):

	December 31, 2004		*December 31, 2003*	
	Borrowings Outstanding	*Average Rate*	*Borrowings Outstanding*	*Average Rate*
Mortgage borrowings	$ 19,160	7.92%	$ 19,365	7.92%
Tax-exempt bonds	100,841	2.98	100,841	2.54
	$120,001	3.77	$120,206	3.40

Mortgage borrowings consist of a fixed-rate mortgage secured by one senior living facility that matures in 2009. The tax-exempt bonds are credit-enhanced by Fannie Mae and secured by mortgages on the remaining five senior living facilities. Interest rates on the bonds adjust weekly based on the Bond Market Association Municipal Swap Index ("BMA Index"). Interest rate cap agreements with notional amounts aggregating $100.8 million,

five-year terms, and cap rates equal to a 6% BMA Index, are held to provide funds to pay interest on the bonds in excess of a 6% BMA Index, should that occur. Monthly interest rate cap and principal reserve fund payments are made to the trustee for the purchase of new cap agreements in 2007 and the eventual retirement of the bonds by 2032. Held in escrow by the bond trustee as of December 31, 2004 were a total of $4.1 million in interest rate cap reserves, principal reserves and repair and replacement reserves. These funds are included in *Receivables and other assets* as restricted cash. Also included in *Receivables and other assets* are $2.9 million in bond issue costs.

Weighted average effective interest rates for *Borrowings secured by real estate* (calculated including bond issue cost amortization) were 3.71% and 3.59% during 2004 and 2003, respectively. Related interest paid totaled $4.5 million, $4.3 million and $4.8 million during 2004, 2003 and 2002, respectively. As of December 31, 2004 future maturities and principal reserve fund requirements for these borrowings were as follows (in thousands):

2005	$ 1,513
2006	1,617
2007	1,730
2008	1,850
2009	1,978
Thereafter	108,877
	$117,565

NOTE 10 — DISCLOSURES REGARDING FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, restricted cash, receivables, payables and repurchase arrangements approximate fair value. Fair values of Derivatives, Agency Securities, Non-agency Securities, CMBS and *Borrowings secured by real estate* were estimated using either (i) quoted market prices when available, including quotes made by lenders in connection with designating collateral for repurchase arrangements, or (ii) offer prices for similar assets or market positions. Fair values of *CMO collateral* were based on projected cash flows, after payment on the related CMOs, determined using market discount rates and prepayment assumptions. Fair values of CMOs were based on the same method for determining fair value of *CMO collateral* adjusted for credit enhancements. The maturity of mortgage assets is directly affected by the rate of principal payments on the underlying mortgage loans and, for *CMO collateral*, Clean-up Calls of the remaining CMOs outstanding.

Fair values of the Company's investments are influenced by changes in, and market expectations for changes in, interest rates and levels of mortgage prepayments as well as other factors beyond the control of management. Fluctuations in fair value caused by changes in interest rates are generally offset in a relatively short period of time because most of the Company's investments adjust to more current rates at least annually. As of December 31, 2004, $885 million of the Company's investments in mortgage securities carried unrealized losses totaling $3.5 million. Only $145 million of these securities were carried at a loss at December 31, 2003. Given that managing a large portfolio of mortgage securities remains the core focus of Capstead's investment strategy, it is likely that these securities will be held to maturity. Consequently, temporary declines in value because of increases in interest rates would not constitute other-than-temporary impairments in value necessitating writedowns, absent a major shift in the Company's investment focus.

Fair value disclosures for financial instruments were as follows (in thousands):

	December 31, 2004		December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$ 73,030	$ 73,030	$ 16,340	$ 16,340
Restricted cash	10,151	10,151	14,789	14,789
Receivables	28,752	28,752	18,214	18,214
Derivatives (interest rate caps)	26	26	317	317
Mortgage securities and similar investments	3,382,372	3,385,343	2,195,117	2,199,310
CMO collateral	56,187	57,415	167,571	172,053
Liabilities:				
Payables	13,648	13,648	15,093	15,093
Repurchase arrangements and similar borrowings	3,166,059	3,161,719	1,975,178	1,975,178
CMOs	55,735	56,879	166,807	171,065
Borrowings secured by real estate	120,001	120,936	120,206	120,556

Fair value disclosures for available-for-sale debt securities were as follows (in thousands):

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2004				
Agency Securities:				
Fixed-rate	$ 606	$ 55	$ –	$ 661
ARMs	3,181,126	26,467	3,321	3,204,272
	3,181,732	26,522	3,321	3,204,933
Non-Agency Securities	41,166	564	33	41,697
CMBS	51,169	39	1	51,207
CMO collateral	12,214	253	–	12,467
	$3,286,281	$27,378	$3,355	$3,310,304
As of December 31, 2003				
Agency Securities:				
Fixed-rate	$ 827	$ 76	$ –	$ 903
ARMs	1,889,139	27,159	253	1,916,045
	1,889,966	27,235	253	1,916,948
Non-agency Securities	58,613	1,009	3	59,619
CMBS	74,367	24	15	74,376
CMO collateral	16,440	499	–	16,939
	$2,039,386	$28,767	$271	$2,067,882

Held-to-maturity debt securities consist of *CMO collateral* and collateral released from the related CMO indentures pursuant to Clean-up Calls and held as Agency or Non-agency Securities. Fair value disclosures for debt securities held-to-maturity were as follows (in thousands):

	Cost Basis	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Fair Value*
As of December 31, 2004				
Released CMO collateral:				
Agency Securities	$ 35,078	$1,723	$ –	$ 36,801
Non-agency Securities	49,457	1,345	97	50,705
CMO Collateral	43,720	84	–	43,804
	$128,255	$3,152	$97	$131,310
As of December 31, 2003				
Released CMO Collateral:				
Agency Securities	$ 1,257	$ 113	$ –	$ 1,370
Non-agency Securities	142,917	4,445	365	146,997
CMO Collateral	150,632	224	–	150,856
	$294,806	$4,782	$365	$299,223

Sales of debt securities were as follows (in thousands):

	Year Ended December 31		
	2004	*2003*	*2002*
Sale of debt securities held available-for-sale:			
Amortized cost	$ –	$63,053	$42,729
Gain	–	2,026	1,602
Sale of released CMO collateral held-to-maturity *(a)*:			
Amortized cost	–	58,014	32,265
Gain	–	1,927	1,222

(a) Sales of released CMO collateral occasionally occur, provided the collateral has paid down to within 10% of its original issuance amounts.

NOTE 11 — INCOME TAXES

Capstead REIT files a separate federal income tax return that does not include the operations of the Company's taxable REIT subsidiaries. Provided Capstead REIT remains qualified as a REIT and all its taxable income is distributed to stockholders within time limits prescribed by the Code, no income taxes are due on this income. Accordingly, no provision has been made for income taxes for Capstead REIT. Taxable income, if any, of Capstead's taxable REIT subsidiaries is fully taxable and provision is made for income taxes for these subsidiaries as necessary. The Company's taxable REIT subsidiaries paid alternative minimum taxes of $14,000 and $81,000 during 2004 and 2002, respectively.

Capstead's effective tax rate differs substantially from statutory federal income tax rates primarily due to the benefit of Capstead REIT's status as a REIT, as illustrated below, along with other items affecting the Company's effective tax rate (in thousands):

	Year Ended December 31		
	2004	*2003*	*2002*
Income taxes computed at the federal statutory rate	$ 14,632	$ 21,230	$ 33,643
Capital gain generated by Capstead REIT	–	(946)	(1,093)
Benefit of REIT status	(14,526)	(19,203)	(31,205)
Income taxes computed on income of taxable REIT subsidiaries	106	1,081	1,345
Change in net deferred income tax assets	(20)	(1,336)	(1,785)
Other	(84)	267	521
Income tax provision of taxable REIT subsidiaries	$ 2	$ 12	$ 81

At December 31, 2004, Capstead REIT had capital loss carryforwards for tax purposes of $70.8 million that expire after 2005. At December 31, 2004, Capstead's taxable REIT subsidiaries had net operating loss carryforwards for tax purposes of $5.1 million, which expire after 2019, and capital loss carryforwards of $31,000, which expire after 2006. In addition, these taxable REIT subsidiaries have sufficient alternative minimum tax credit carryforwards to offset the payment of federal income taxes on $5.5 million of future taxable income, if any, earned by these subsidiaries. Because these subsidiaries are not currently expected to earn significant amounts of taxable income, related net deferred tax assets are fully reserved at December 31, 2004. Significant components of the Capstead's taxable REIT subsidiaries deferred income tax assets and liabilities were as follows (in thousands):

	December 31	
	2004	*2003*
Deferred income tax assets:		
Alternative minimum tax credit	$1,921	$1,844
Capital loss carryforwards	11	56
Net operating loss carryforwards	466	455
Other	339	435
	2,737	2,790
Deferred income tax liabilities	(47)	(80)
Net deferred tax assets	$2,690	$2,710
Valuation allowance	$2,690	$2,710

NOTE 12 — STOCKHOLDERS' EQUITY

As of December 31, 2004, the Company had two series of convertible preferred stock outstanding ranking on parity with each other and ahead of the common shares in the event of liquidation. These shares are currently redeemable at the Company's option. Dividends are payable quarterly for the Series A shares and monthly for the Series B shares. Under the terms of the governing Articles Supplementary, common dividend distributions in excess of available quarterly net income results in adjustments to the conversion ratios of the preferred

shares. Capstead's preferred shares are each entitled to cumulative fixed dividends with current conversion rates and redemption and liquidation preferences as indicated below:

	Per Share			
Preferred Series	***Annual Dividend***	***Conversion Rate ****	***Redemption Price***	***Liquidation Preference***
A	$1.60	1.5148	$16.40	$16.40
B	1.26	0.5839	12.50	11.38

* *Reflects the number of common shares to be received for each preferred share converted, effective January 1, 2005 for the Series A shares and December 31, 2004 for the Series B shares. Series A shares totaling 9,200 were converted into 13,702 common shares during 2004.*

In February 2004 the Company began selling common shares into the open market on a limited basis, resulting in the issuance of 4,812,600 common shares as of December 31, 2004. With these sales, Capstead raised $64.1 million of new common equity during 2004 at an average price of $13.32 per share, after expenses.

Option exercises by officers and directors resulted in net additions to capital of $19,000, $117,000, and $209,000 during 2004, 2003 and 2002 respectively. Common shares issued to management and employees in January 2004 resulted in net additions to capital of $442,000. See NOTE 13 for further information pertaining to employee and director stock plans.

Beginning the second quarter of 2002, quarterly common dividend distributions have exceeded available net income, primarily as a result of distributing amounts representing depreciation on *Real estate held for lease*, a noncash item. The fourth quarter 2002 common dividend included a special dividend of $7.19 per common share, representing a significant portion of the Company's common stockholders' equity. Amounts paid as regular quarterly common dividends in excess of quarterly net income, as well as the special dividend, were recorded as reductions to *Paid-in capital.*

Capstead's Charter provides that if the Board of Directors determines in good faith that the direct or indirect ownership of the common shares has become concentrated to an extent which would cause Capstead to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of common and/or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common and/or preferred shares to any person whose acquisition would result in Capstead being unable to comply with the requirements of the Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any capital shares of Capstead to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.

Comprehensive income is net income plus other comprehensive income or loss. Other comprehensive income or loss currently consists of the change in unrealized gain on debt securities classified as available-for-sale and amounts related to Derivatives held from time to time as cash flow hedges. As of December 31, 2004, the *Accumulated other comprehensive income* component of stockholder's equity consisted of $24.0 million in unrealized gain on debt securities held available-for-sale and $(192,000) in amounts related to cash flow hedges.

The following provides information regarding comprehensive income (in thousands):

	Year Ended December 31		
	2004	*2003*	*2002*
Net income	$41,805	$ 60,659	$96,123
Other comprehensive loss:			
Amounts related to cash flow hedges:			
Change in unrealized gains and losses on cash flow hedges	(280)	(270)	(113)
Reclassification adjustment for amounts included in net income	(170)	(101)	(198)
Amounts related to debt securities:			
Change in unrealized gain	(4,473)	(16,319)	(2,570)
Reclassification adjustment for amounts included in net income	–	(2,026)	(1,602)
Other comprehensive loss	(4,923)	(18,716)	(4,483)
Comprehensive income	$36,882	$ 41,943	$91,640

NOTE 13 — EMPLOYEE AND DIRECTOR BENEFIT PLANS

The Company sponsors stock plans to provide for the issuance of stock grants, stock option grants and other incentive-based stock awards (collectively, the "Plans"). As of December 31, 2004, the Plans had 1,291,752 common shares remaining available for future issuance.

In connection with 2003 incentive fee awards, in January 2004 management and employees were issued fully vested stock grants for 27,900 common shares (grant date fair value $16.79 per share), of which 22,500 common shares were issued to certain executive officers and are restricted from sale until January 2007. In April 2000 stock grants for 53,577 common shares were issued to employees (grant date fair value $14.25 per share) that vest proportionally over five years, subject to certain restrictions including continuous employment.

Stock option grants currently outstanding have terms and vesting requirements at the grant date of up to ten years and generally have been issued with strike prices equal to the quoted market prices of the Company's stock on the date of grant. Until discontinued in December 2004 to conform to recently enacted tax legislation, certain outstanding stock option grants to directors provided for the annual grant of dividend equivalent rights ("DER grants") that permitted the optionholder to obtain additional common shares at no cost upon exercise of the underlying option.

Compensation costs for stock awards granted by the Company expensed pursuant to APB25 totaled $137,000, $181,000 and $172,000 in 2004, 2003, and 2002, respectively. The effect described in NOTE 2 of determining compensation cost for stock awards consistent with the fair value methodology prescribed under SFAS 123 (prior to revision in December 2004), was determined using a Black-Scholes option pricing model and, depending upon each individual option grant during the last three years, dividend yields of 12% to 15%, volatility factors of 24% to 39%, expected life assumptions of two to four years and risk-free rates of 1.8% to 4.6%. In measuring volatility factors for 2004 awards, the Company considered

volatilities experienced by other companies in the mortgage REIT industry in addition to historical volatilities of Capstead shares given past circumstances affecting the trading of Capstead shares not expected to reoccur. The following tables provide information regarding stock option activity and option grants outstanding:

Stock Option Activity for the Three Years ended December 31, 2004

	Number of Shares	*Weighted Average Exercise Price*
As of January 1, 2002 (241,958 exercisable)	331,307	$31.46
DER grants (average fair value: $16.36 per share)	3,072	–
Ordinary grants (average fair value: $2.55 per share)	11,765	20.70
Exercises	(44,676)	8.41
Cancellations	(1,110)	11.02
As of December 31, 2002 (255,685 exercisable)	300,358	33.89
DER grants (average fair value: $19.75 per share)	2,870	–
Exercises	(70,042)	5.36
Cancellations *	(308,543)	33.51
Grants in connection with recapitalization *	473,051	21.43
As of December 31, 2003 (all exercisable)	397,694	24.15
DER grants (average fair value: $16.78 per share)	3,744	–
Ordinary grants (average fair value: $0.58 per share)	10,000	14.41
Exercises	(1,336)	9.59
Cancellations	(62,433)	19.17
As of December 31, 2004 (all exercisable)	347,669	24.57

* *In January 2003 significant capital was returned to the common stockholders via a special dividend distribution resulting in a recapitalization of the Company. Accordingly, all existing options were cancelled and replaced with new option grants for an increased number of shares at a reduced exercise price that retained the same vesting and expiration characteristics as the cancelled grants such that each optionholder's economic position remained unchanged subsequent to the recapitalization. The new grants are accounted for as non-compensatory.*

Option Grants Outstanding as of December 31, 2004

	Option Grants		*Range of*	
*Exercise Price Group**	*Outstanding*	*Exercisable*	*Exercise Prices **	*Remaining Life (Years) **
Less than $15	82,400	82,400	$3.52 to $14.41	1 to 9
Greater than $15	265,269	265,269	$19.30 to $35.37	1 to 3
	347,669	347,669		

* *Exercise prices were adjusted for related DER grants made to directors. Weighted average exercise prices and weighted average lives of these significant option grants were $10.31 and seven years, and $28.98 and two years, respectively.*

The Company also sponsors a qualified defined contribution retirement plan for all employees and a deferred compensation plan for certain of its officers. In general the Company matches up to 50% of a participant's voluntary contribution up to a maximum of 6% of a participant's compensation and may make additional contributions of up to another 3% of a participant's compensation. All Company contributions are subject to certain vesting requirements. Contribution expenses were $152,000, $134,000 and $96,000 in 2004, 2003 and 2002, respectively.

NOTE 14 — TRANSACTIONS WITH FORMER AFFILIATES

Pursuant to a management contract entered into in April 2000, Fortress provided the services of its chairman to serve as Capstead's chairman and chief executive and of other individuals as necessary to perform support services for him. On July 22, 2003 Fortress' chairman resigned from his positions with Capstead and the management contract with Fortress was terminated. Under the terms of the contract, Fortress was entitled to a $375,000 base annual fee and participated with management and employees in the Company's incentive fee program. Included in *Other operating expense* is $210,000 and $375,000 of base fees paid to Fortress for services rendered during 2003 (through July 22nd) and 2002, respectively. See NOTE 6 for information regarding Fortress' involvement through its affiliate Brookdale in the acquisition and long-term leasing of senior living facilities acquired by Capstead in May 2002.

NOTE 15 — NET INTEREST INCOME ANALYSIS (UNAUDITED)

The following summarizes interest income and interest expense and weighted average interest rates (dollars in thousands):

	2004		*2003*		*2002*	
	Amount	*Average Effective Rate*	*Amount*	*Average Effective Rate*	*Amount*	*Average Effective Rate*
Interest income:						
Mortgage securities and similar investments	$84,355	3.16%	$ 85,343	3.97%	$150,302	5.17%
CMO collateral	6,766	6.44	34,101	6.20	114,353	6.88
Total interest income	91,121		119,444		264,655	
Interest expense:						
Repurchase arrangements and similar borrowings	38,695	1.54	24,606	1.23	48,329	1.79
CMOs	6,012	5.73	33,926	6.12	116,069	7.02
Total interest expense	44,707		58,532		164,398	
Net interest income	$46,414		$ 60,912		$100,257	

Changes in interest income and interest expense due to changes in interest rates versus changes in volume were as follows (in thousands):

	*Rate **	*Volume **	*Total **
2004/2003			
Interest income:			
Mortgage securities and similar investments	$(19,584)	$ 18,596	$ (988)
CMO collateral	1,282	(28,617)	(27,335)
Total interest income	(18,302)	(10,021)	(28,323)
Interest expense:			
Repurchase arrangements and similar borrowings	6,981	7,108	14,089
CMOs	(2,068)	(25,846)	(27,914)
Total interest expense	4,913	(18,738)	(13,825)
Net interest income	$(23,215)	$ 8,717	$(14,498)

	*Rate **	*Volume **	*Total **
2003/2002			
Interest income:			
Mortgage securities and similar investments	$(30,532)	$ (34,427)	$ (64,959)
CMO collateral	(10,343)	(69,909)	(80,252)
Total interest income	(40,875)	(104,336)	(145,211)
Interest expense:			
Repurchase arrangements and similar borrowings	(13,044)	(10,679)	(23,723)
CMOs	(13,302)	(68,841)	(82,143)
Total interest expense	(26,346)	(79,520)	(105,866)
Net interest income	$(14,529)	$ (24,816)	$ (39,345)

* *The change in interest income and interest expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.*

NOTE 16 — QUARTERLY RESULTS (UNAUDITED)

Summarized quarterly results of operations were as follows (in thousands, except per share amounts).

	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Year Ended December 31, 2004				
Interest income	$21,943	$21,145	$ 21,688	$ 26,345
Interest and related expense	8,170	8,693	11,326	16,750
Net margin on financial assets	13,773	12,452	10,362	9,595
Net margin on real estate held for lease	513	446	501	476
Other revenue (expense)	(1,932)	(1,083)	(1,376)	(1,922)
Net income	$12,354	$11,815	$ 9,487	$ 8,149
Net income per common share:				
Basic	$0.51	$0.44	$0.27	$0.17
Diluted	0.50	0.44	0.27	0.17
Year Ended December 31, 2003				
Interest income	$40,105	$31,770	$25,570	$22,000
Interest and related expense	22,667	16,563	11,273	8,422
Net margin on financial assets	17,438	15,207	14,297	13,578
Net margin on real estate held for lease	502	515	495	481
Other revenue (expense)	(397)	(481)	(13)	(963)
Net income	$17,543	$15,241	$14,779	$13,096
Net income per common share:				
Basic	$0.90	$0.73	$0.69	$0.57
Diluted	0.75	0.65	0.63	0.56

NOTE 17 — MARKET AND DIVIDEND INFORMATION (UNAUDITED)

The New York Stock Exchange trading symbol for Capstead's common shares is CMO. As of December 31, 2004, the Company had 2,314 common stockholders of record and depository companies held common shares for 29,179 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

	Year Ended December 31, 2004			*Year Ended December 31, 2003*		
	Sales Prices		*Dividends*	*Sales Prices*		*Dividends*
	High	*Low*	*Declared*	*High*	*Low*	*Declared*
First quarter	$18.75	$15.51	$0.53	$24.91	$11.23	$0.94
Second quarter	18.10	11.25	0.50	13.27	10.78	0.78
Third quarter	14.85	12.18	0.33	13.74	10.85	0.75
Fourth quarter	12.64	10.34	0.22	17.98	12.00	0.63

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)

	Year Ended December 31				
	2004	*2003*	*2002*	*2001*	*2000*
Selected consolidated statement of operations data:					
Interest income	$91,121	$119,444	$264,655	$472,696	$586,585
Interest and related expense	44,939	58,924	164,994	363,317	542,150
Net margin on financial assets	46,182	60,520	99,661	109,379	44,435
Net margin on real estate held for lease	1,936	1,993	877	–	–
Gain (loss) on asset sales, impairments and CMO redemptions *(a)*	–	4,560	4,725	7,956	(89,261)
Other revenue (expense)	(6,313)	(6,414)	(9,140)	(11,059)	(6,660)
Net income (loss)	$41,805	$ 60,659	$ 96,123	$106,276	$ (51,486)
Net income (loss) per common share: *(b)*					
Basic	$1.34	$2.89	$5.47	$6.43	$(6.59)
Diluted	1.33	2.60	4.85	5.68	(6.59)
Cash dividends paid per share: *(b)*					
Common - regular	1.58	3.10	5.56	5.54	1.42
Common - special *(c)*	–	–	7.19	14.60	–
$1.60 Series A Preferred	1.60	1.60	1.60	1.60	1.60
$1.26 Series B Preferred	1.26	1.26	1.26	1.26	1.26
Average number of common shares outstanding: *(b)*					
Basic	16,100	13,977	13,858	13,351	11,487
Diluted	16,437	23,295	19,827	16,956	11,487
Selected consolidated balance sheet data:					
Mortgage securities and similar investments	$3,382,372	$2,195,117	$2,431,519	$3,455,219	$5,394,459
CMO collateral	56,187	167,571	1,083,421	2,262,305	3,126,878
Real estate held for lease	129,705	133,414	137,122	–	–
Total assets	3,687,982	2,554,322	3,766,928	5,895,425	8,610,497
Repurchase arrangements and similar borrowings	3,166,059	1,975,178	2,145,656	3,207,068	4,904,632
Collateralized mortgage obligations	55,735	166,807	1,074,779	2,245,015	3,103,874
Borrowings secured by real estate	120,001	120,206	120,400	–	–
Stockholders' equity *(c)*	332,539	277,038	298,578	404,728	545,669
Book value per common share *(c)*	$7.91	$6.67	$8.23	$15.87	$28.42

NOTE: See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" for discussion of changes to the Company's operations that are expected to impact future operating results.

(a) Results in 2000 include losses on the sale and impairment of financial assets incurred with the modification of the Company's investment strategy to focus primarily on adjustable-rate financial assets.

(b) Amounts have been adjusted for 1-for-2 reverse common stock splits effective in July 2001 and May 2000.

(c) In 2002 and 2001 Capstead declared special common dividends aggregating $302 million, which significantly reduced stockholders' equity and book value per common share. Both special dividends were recorded as reductions to Paid-in Capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

Overview

Capstead Mortgage Corporation ("Capstead" or the "Company") operates as a real estate investment trust ("REIT") earning income from investing in real estate-related assets on a leveraged basis and from other investment strategies. These investments primarily consist of, but are not limited to, residential adjustable-rate mortgage ("ARM") securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities"). Capstead has also made limited investments in credit-sensitive commercial real estate-related assets, including the direct ownership of real estate. Management believes such investments, when available at favorable prices and combined with the prudent use of leverage, can produce attractive risk-adjusted returns over the long term with relatively low sensitivity to changes in interest rates.

The size and composition of Capstead's investment portfolios depend on investment strategies being implemented by management, the availability of attractively-priced investments and overall market conditions. Market conditions are influenced by, among other things, current levels of, and expectations for future levels of, 30-day to two-year interest rates and mortgage prepayments. Since the latter half of 2003, Capstead acquired sufficient ARM securities to more than replace portfolio runoff for the first time in several years. During 2004 the Company acquired over $2.0 billion in ARM securities, increasing the size of the mortgage securities and similar investments portfolio to nearly $3.4 billion from $2.2 billion at the previous year-end. These acquisitions further deployed existing capital, as well as new common equity capital raised during the year. The Company intends to continue pursuing the acquisition of attractively-priced ARM securities, while also investigating other real estate-related opportunities.

In February 2004 the Company began selling common shares into the open market on a limited basis, resulting in the issuance of over 4.8 million common shares and increasing common shares outstanding by over 34%. With these sales, Capstead raised $64.1 million of new common equity at an average price of $13.32 per share, after expenses. Importantly, these sales were highly accretive to the book value of existing common stockholders because the shares were issued at a substantial premium to book value and the capital raised in this manner was quickly deployed into new investments, resulting in minimal dilution to earnings compared to delays typically experienced deploying large amounts of new capital raised in more traditional stock offerings. If market conditions allow, the Company may raise more new capital in 2005 to fund additional investments.

Beginning on June 30, 2004, in response to growth expectations for the United States economy, the Federal Reserve's Federal Open Market Committee (the "Federal Reserve") has acted to increase short-term interest rates by raising the federal funds rate 25 basis points at each of its last six meetings (including the February 2005 meeting) and is expected to further increase rates at future meetings. Higher short-term interest rates are increasing the Company's borrowing costs, thereby reducing financing spreads (the difference between

yields earned on the Company's mortgage investments and interest rates charged on related borrowings). The effects of rising borrowing costs on financing spreads can eventually be mitigated by ARM security yield increases. However, interest rates on the Company's borrowings rise (and fall) almost immediately while ARM security yields change slowly by comparison because the coupon interest rates on the underlying loans generally reset only once a year and the amount of each reset can be limited or capped. Consequently, as increasing short-term interest rates reduce current financing spreads, earnings and dividends may decline in the immediately ensuing quarters before the benefits of ARM security yield increases are fully realized.

Risk Factors and Critical Accounting Policies

Under the captions "Effects of Interest Changes," "Risks Associated with Credit-Sensitive Investments," "Risks Associated with Owning Real Estate," "Regulatory Matters" and "Critical Accounting Policies" are discussions of risk factors and critical accounting policies affecting Capstead's financial condition and results of operations that are an integral part of this discussion and analysis. Readers are strongly urged to consider the potential impact of these factors and accounting policies on the Company while reading this document.

Book Value Per Common Share

As of December 31, 2004, Capstead's book value per common share was $7.91, an increase of $1.24 during the year. Increases in book value from raising common equity capital at prices in excess of book value more than offset a decline in the aggregate unrealized gain on the Company's mortgage investments portfolio caused largely by portfolio runoff and dividend payments in excess of net income. Common stock issuances contributed $1.71 per share to book value while the decline in the aggregate unrealized gain on the Company's investments (most of which are debt securities carried at fair value with changes in fair value reflected in stockholders' equity) and other elements of accumulated other comprehensive income lowered book value by $0.25 per share. Dividend payments in excess of net income, which occur primarily because the Company currently distributes all cash flow from its net-leased real estate, lowered book value by $0.22 per share.

The unrealized gain on the Company's mortgage investments portfolio can be expected to fluctuate with changes in portfolio size and composition, as well as changes in interest rates and market liquidity. Such changes will largely be reflected in book value per common share. Book value will also be affected by other factors, including capital stock transactions and the level of dividend distributions relative to quarterly net income; however, temporary changes in fair values of investments not carried at fair value on the Company's balance sheet generally will not affect book value.

Mortgage Securities and Similar Investments

As of December 31, 2004, the mortgage securities and similar investments portfolio consisted primarily of ARM Agency Securities. ARM securities held by the Company are backed by mortgage loans that have interest rates that adjust at least annually to more current interest rates ("current-reset ARM securities") or begin doing so after an initial fixed-rate period ("longer-to-reset ARM securities"). Agency Securities are AAA-rated and are

considered to have limited credit risk. Non-agency securities are private mortgage pass-through securities whereby the related credit risk of the underlying loans is borne by AAA-rated private mortgage insurers or by the Company ("Non-agency Securities"). Commercial mortgage-backed securitizations generally have senior, mezzanine and subordinate classes of bonds with the lower classes providing credit enhancement to the more senior classes. Commercial mortgage-backed securities ("CMBS") held by the Company at December 31, 2004 are adjustable-rate mezzanine classes and therefore carry credit risk associated with the underlying pools of commercial mortgage loans that is mitigated by subordinate bonds held by other investors. Mortgage securities held by Capstead are financed under repurchase arrangements with investment banking firms pursuant to which specific securities are pledged as collateral. Should the Company acquire financial assets that are not mortgage-backed securities, similar financing arrangements with other parties, such as commercial banks, may be employed (see "Liquidity and Capital Resources").

The following yield and cost analysis illustrates results achieved during 2004 for components of the mortgage securities and similar investments portfolio and anticipated first quarter 2005 asset yields and borrowing rates based on existing portfolio composition and yield curve characteristics in effect on January 27, 2005 (the date fourth quarter 2004 results were publicly released) (dollars in thousands):

	2004 Average			*As of December 31, 2004*		*Projected*	*Lifetime*
	Basis (a)	*Actual Yield/Cost*	*Actual Runoff*	*Premiums (Discounts)*	*Basis (a)*	*1st Quarter Yield/Cost (b)*	*Runoff Assumptions*
Agency Securities:							
Fannie Mae/Freddie Mac:							
Fixed-rate	$ 33,770	6.13%	36%	$ 146	$ 35,684	6.26%	39%
ARMs	1,493,506	3.01	28	39,572	2,156,026	3.30	33
Ginnie Mae ARMs	948,623	3.15	27	7,583	1,025,100	3.18	29
	2,475,899	3.10	28	47,301	3,216,810	3.29	32
Non-agency Securities:							
Fixed-rate	57,884	6.20	39	24	34,362	6.40	38
ARMs	67,558	3.24	31	646	56,261	3.82	37
	125,442	4.61	35	670	90,623	4.79	37
CMBS	63,052	2.47	10	10	51,169	3.69	1
	2,664,393	3.16	29	$47,981	3,358,602	3.34	31
Borrowings:							
30-day LIBOR	2,191,544	1.46			2,460,311	2.58	
>30-day LIBOR	273,523	2.27			705,748	2.45	
	2,465,067	1.54			3,166,059	2.55	
Capital employed/ financing spread	$ 199,326	1.62			$ 192,543	0.79	
Return on assets *(c)*		1.71				0.98	

(a) *Basis represents the Company's investment before unrealized gains and losses.*

(b) *Projected annualized yields for the first quarter of 2005 reflect ARM coupon resets and lifetime runoff assumptions as adjusted for expected runoff for this quarter only, as of January 27, 2005. Actual yields realized in future periods will largely depend upon (i) changes in portfolio composition, (ii) ARM coupon resets, (iii) actual runoff and (iv) any changes in lifetime runoff assumptions. Projected interest rates on borrowings that reset every 30 days at the 30-day London Interbank Offered Rate ("LIBOR") reflect the 25 basis point increase in the federal funds rate on February 2, 2005 and expectations for an additional 25 basis point increase at the March 22, 2005 Federal Reserve meeting.*

(c) *The Company uses its liquidity to pay down borrowings. Return on assets is calculated on an annualized basis assuming the use of this liquidity to reduce borrowing costs (see "Utilization of Capital and Potential Liquidity").*

The Company's mortgage securities and similar investments portfolio increased during 2004 to nearly $3.4 billion from $2.2 billion at December 31, 2003 after several years of declines. Acquisitions totaled over $2.0 billion during 2004 and consisted almost exclusively

of ARM Agency Securities. Portfolio runoff for the year totaled $881 million. Annualized portfolio runoff rates moderated somewhat to 29% during 2004 from 34% the prior year. The Company has had continued success subsequent to year-end acquiring additional ARM securities and expects to replace portfolio runoff during the first quarter of 2005; however, there can be no assurance that attractively-priced ARM securities will continue to be available. To the extent the proceeds of mortgage prepayments and other maturities are not reinvested or cannot be reinvested at a rate of return on invested capital at least equal to the return earned on previous investments, earnings and common dividends may decline. The future size and composition of the Company's investment portfolios will depend on market conditions, including levels of mortgage prepayments and the availability of attractively-priced investments.

Financing spreads declined 112 basis points during 2004 to average 1.62% for the year. The overall yield earned on the portfolio averaged 3.16% in 2004, compared to an average yield of 3.97% earned the prior year. Yields on current-reset ARM securities fluctuate as coupon interest rates on underlying mortgage loans reset periodically to a margin over a current short-term interest rate index (typically, a one-year index), generally subject to periodic and lifetime limits or caps. After several years of quarterly declines, portfolio yields improved 16 basis points during the fourth quarter of 2004 and coupon interest rate resets are expected to continue trending higher in the aggregate, contributing to improving portfolio yields. For example, based on interest rate expectations as of January 27, 2005, existing portfolio yields are expected to improve 18 basis points to approximately 3.34% for the first quarter of 2005. By the fourth quarter of 2005, the average yield on the existing portfolio will likely exceed 4.00%. Yields are also affected by mortgage prepayments, which impact how quickly purchase premiums are amortized to earnings. Actual yields will depend on portfolio composition as well as fluctuations in, and market expectations for fluctuations in, interest rates and mortgage prepayments.

Average rates on borrowings secured by mortgage investments averaged 2.08% during the fourth quarter of 2004 and 1.54% during all of 2004 compared to 1.23% during 2003 and are expected to increase further in 2005. Since June 2004 the Federal Reserve has acted to increase short-term interest rates by raising the federal funds rate a total of 150 basis points (including the 25 basis point increase in February 2005) and is expected to continue to increase rates in response to current growth expectations for the United States economy. In light of these market conditions, during 2004 the Company extended maturities for up to two years on a portion of its borrowings, which effectively locked in attractive financing spreads on the Company's modest position in fixed-rate securities and longer-to-reset ARM securities over the average expected fixed-rate terms of these investments. As of December 31, 2004 over $700 million of these borrowings were outstanding with maturities averaging 13 months and rates averaging less than current 30-day borrowing rates. Interest rates on the rest of the Company's short-term borrowings remain largely dependent on actions by the Federal Reserve to change short-term interest rates, market expectations of future changes in short-term interest rates and the extent of changes in financial market liquidity.

CMO Collateral

Since exiting the residential mortgage loan conduit business in 1995, Capstead has maintained finance subsidiaries with capacity to issue CMOs and other securitizations backed by residential mortgage loans. The last CMO issued by the Company was in 2000 and the Company does not currently anticipate issuing additional CMOs. In prior years, the

Company periodically exercised its right to redeem previously issued CMOs (referred to as "Clean-up Calls") selling some of the released collateral and holding the rest for investment as part of the Non-Agency Securities portfolio. As of December 31, 2004, the Company held Clean-up Call rights on only one of its five remaining CMOs. Consequently, additional gains from CMO redemptions are not anticipated. CMO collateral net of related bonds totaled $452,000 at December 31, 2004, compared to $764,000 at December 31, 2003. Without the issuance of CMOs in which the Company retains residual interests, this portfolio is not expected to contribute significantly to operating results in future periods.

Real Estate Held For Lease

In May 2002 Capstead acquired six "independent" senior living properties wherein the operator of the facility provides tenants little, if any, medical care (the "Properties"). Concurrent with the acquisition of the Properties, the Company entered into a long-term "net-lease" arrangement (the "Lease") with Brookdale Living Communities, Inc., ("Brookdale"), under which Brookdale is responsible for the ongoing operation and management of the Properties. Brookdale, an owner, operator, developer and manager of senior living facilities, is a majority-owned affiliate of Fortress Investment Group LLC (see NOTE 14 to the accompanying consolidated financial statements). Real estate held for lease and related assets, net of accumulated depreciation, related borrowings and other related liabilities, totaled $20.9 million at December 31, 2004 compared to $30.0 million at December 31, 2003. The following table summarizes information about the Properties:

Property	*Location*	*Units (a)*	*Occupancy (b)*	*Year Opened*
Chambrel at Roswell	Roswell, GA	280 (256 IL; 24 AL)	98.9%	1987
Chambrel at Pinecastle	Ocala, FL	161 (120 IL; 41 AL)	100.0	1987
Chambrel at Island Lake	Longwood, FL	269 (229 IL; 40 AL)	97.4	1985
Chambrel at Montrose	Akron, OH	168 (136 IL; 32 AL)	96.4	1987
Chambrel at Williamsburg	Williamsburg, VA	255 (200 IL; 55 AL)	99.6	1987
Chambrel at Club Hill	Garland, TX	260 (192 IL; 68 AL)	90.8	1987
Total		1,393 (1,133 IL; 260 AL)	97.1	

(a) IL refers to Independent Living units and AL refers to Assisted Living units.
(b) As of December 31, 2004.

The Lease has an initial term of 20 years and provides for two 10-year renewal periods. Beginning in May 2007, Brookdale will have the option of purchasing all of the Properties from Capstead at the greater of fair value or Capstead's original cost, after certain adjustments. Under the terms of the Lease, Brookdale is responsible for paying all expenses associated with operating the Properties, including real estate taxes, other government charges, insurance, utilities and maintenance, and an amount representing an attractive cash return on Capstead's equity in the Properties after payment of monthly debt service. In keeping with Capstead's strategy of investing in assets that can produce attractive returns over the long term with less sensitivity to changes in interest rates, changes in monthly debt service requirements are the responsibility of Brookdale under the terms of the Lease.

Utilization of Capital and Potential Liquidity

The Company generally finances its mortgage securities and similar investments with well-established investment banking firms using repurchase arrangements and similar borrowings. Assuming potential liquidity is available, these borrowings can be increased or decreased on a daily basis to meet cash flow requirements and otherwise manage capital resources efficiently. CMO collateral is pledged to secure CMO bonds. Real estate held for lease and related assets are pledged to secure long-term borrowings. Although Capstead has no responsibility for CMO bonds or borrowings secured by real estate beyond these assets, nor do they represent a potential source of liquidity through further borrowings. Potential liquidity is affected by, among other things, changes in market value of assets pledged under borrowing arrangements, principal prepayments and general conditions in the investment banking, mortgage finance and real estate industries. Future levels of financial leverage will be dependent upon many factors, including the size and composition of the Company's investment portfolios (see "Liquidity and Capital Resources"). The following table illustrates Capstead's utilization of capital and potential liquidity as of December 31, 2004 in comparison with December 31, 2003 (in thousands):

	Assets (a)	*Borrowings*	*Capital Employed*	*Potential Liquidity (a)*
Mortgage securities and similar investments:				
Agency Securities	$3,240,011	$3,046,503	$193,508	$ 95,548
Non-agency Securities	91,154	71,140	20,014	14,198
CMBS	51,207	48,416	2,791	(126)
	3,382,372	3,166,059	216,313	109,620
CMO collateral and investments	56,187	55,735	452	–
Real estate held for lease *(b)*	140,921	120,001	20,920	–
	$3,579,480	$3,341,795	237,685	109,620
Other assets, net of other liabilities			99,005	73,030 *(c)*
Fourth quarter common dividend			(4,151)	(4,151) *(d)*
Targeted liquidity reserves for funding principal payments and margin calls			–	(168,716)
			$332,539	$ 9,783
Balances of as December 31, 2003	$2,512,910	$2,262,191	$277,038	$ 44,999

(a) Assets are stated at carrying amounts on the Company's balance sheet. Potential liquidity is based on maximum amounts of borrowings available under existing uncommitted repurchase arrangements considering the fair value of related collateral as of the indicated dates, adjusted separately for targeted liquidity reserves.

(b) Real estate held for lease includes related assets and is net of accumulated depreciation and other related liabilities.

(c) Represents unrestricted cash and cash equivalents.

(d) The fourth quarter 2004 common dividend was declared December 15, 2004 and paid January 22, 2005 to stockholders of record as of December 31, 2004.

During 2004, Capstead had invested proceeds from portfolio runoff and capital raising activities, and a portion of its available liquidity, into additional ARM securities. With the resulting growth of the mortgage securities and similar investments portfolio, targeted liquidity reserves have increased correspondingly to $169 million at December 31, 2004 from $115 million at December 31, 2003. Targeted liquidity reserves reflect management's determination, as of the balance sheet date, of the level of capital necessary to hold in reserve to fund margin calls (requirements to pledge additional collateral or pay down borrowings) required by principal payments (that are not remitted to the Company for 25 to 45 days after any given month-end) and potential declines in market value of pledged assets under stressed market conditions.

Contractual Obligations

The following table lists Capstead's contractual obligations, including related interest obligations through maturity, as of December 31, 2004 (in thousands):

	Payments Due by Period				
Contractual Obligations	*Total*	*12 Months or Less*	*12 - 36 Months*	*37 - 60 Months*	*Greater Than 60 Months*
Repurchase arrangements and similar borrowings	$3,193,064	$2,742,594	$450,470	$ –	$ –
CMO borrowings	59,699	37,793	14,324	4,982	2,600
Borrowings secured by real estate	221,486	6,163	12,591	12,985	189,747
Corporate office lease	1,428	300	564	564	–
	$3,475,677	$2,786,850	$477,949	$18,531	$192,347

For variable-rate borrowings the interest component of these obligations is based on rates in effect at year-end. Payments due by period on CMOs reflect current expectations of mortgage prepayments on related pledged collateral and the exercise of Clean-up Calls. This presentation excludes acquisitions of financial assets and any other contractual obligations entered into after year-end.

Tax Considerations of Dividends Paid on Capstead Shares

Preferred share dividend distributions for the last three years have consisted entirely of ordinary taxable income. Each common share dividend distribution (including a $7.19 special common dividend declared in December 2002 and distributed in January 2003) is allocated between ordinary taxable income, capital gain and return of capital based on the relative amounts of Capstead's taxable income (by category, after consideration of available capital loss carryforwards and allocations to preferred shares) to total distributions for each year. Stockholders should reduce the tax cost basis of their shares by the amount of return of capital distributions received, if any. Return of capital distributions received in excess of tax cost basis should be reported as capital gain. Due to the complex nature of the applicable tax rules, it is recommended that stockholders consult their tax advisors to ensure proper tax treatment of dividends received. The following table provides tax characteristics of Capstead's common share dividend distributions for the last three years:

Tax Year	*Common Dividends*	*Capital Gain* *	*Ordinary Income* *	*Return of Capital* *
2004	$ 1.58	–%	86.08%	13.92%
2003	3.10	–	100.00	–
2002	12.75	–	41.25	58.75

* *The indicated characterization percentage is applicable to each quarterly or special common dividend received with respect to a given tax year. This includes fourth quarter dividends declared prior to year-end with a December record date and paid in January of the following year in accordance with the Internal Revenue Code spillover distribution provision (IRC Section 875(b)(9)). Dividend characterization information for tax years prior to 2002 is available at www.capstead.com.*

RESULTS OF OPERATIONS

Comparative net operating results (interest income or lease revenue, net of related interest expense) by source were as follows (in thousands, except per share amounts):

	Year Ended December 31		
	2004	2003	2002
Mortgage securities and similar investments:			
Agency Securities	$ 40,824	$ 51,288	$ 91,769
Non-agency Securities	4,011	6,091	4,270
CMBS and other commercial loans	640	3,099	5,598
CMO collateral	707	42	(1,976)
Net margin on financial assets	46,182	60,520	99,661
Real estate held for lease:			
Lease revenue net of related interest expense	5,644	5,701	3,420
Real estate depreciation	(3,708)	(3,708)	(2,543)
Net margin on real estate held for lease	1,936	1,993	877
Other revenue (expense):			
Gain on asset sales and CMO redemptions	–	4,560	4,725
CMO administration and other	813	1,784	2,429
Incentive fee paid to former affiliate	–	(500)	(4,982)
Other operating expense	(7,126)	(7,698)	(6,587)
Total other revenue (expense)	(6,313)	(1,854)	(4,415)
Net income	41,805	60,659	96,123
Less cash dividends paid on preferred stock	(20,259)	(20,273)	(20,362)
Net income available to common stockholders	$ 21,546	$ 40,386	$ 75,761
Operating income *	$ 25,581	$ 39,876	$ 73,987
Weighted average shares outstanding:			
Basic	16,100	13,977	13,858
Diluted	16,437	23,295	19,827
Operating *	16,437	14,327	14,175
Net income per common share:			
Basic	$1.34	$2.89	$5.47
Diluted	1.33	2.60	4.85
Operating *	1.56	2.78	5.22
Regular common dividends declared per share	$1.58	$3.10	$5.56

* *Capstead reports operating income per common share (a non-GAAP financial measure calculated excluding depreciation on real estate, any gain on asset sales and CMO redemptions, and the dilutive effects, if present, of the Series B preferred shares) under the belief it provides investors with a useful supplemental measure of the Company's operating performance. Operating income represents a measure of the amount of funds generated by operations, which may, at the discretion of Capstead's Board of Directors, be used for reinvestment or distributed to common stockholders as dividends. Depreciation on real estate, although an expense deductible for federal income tax purposes and therefore an item that reduces Capstead's REIT distribution requirements, is added back to arrive at operating income because it is a noncash expense. Gains are excluded because they are considered non-operating in nature and the amount and timing of any such gains are dependent upon investment strategies and market conditions. The Series B preferred shares are considered dilutive, for diluted net income per common share purposes only, whenever annualized basic net income per common share exceeds $2.16 (the Series B preferred share annualized dividend of $1.26 divided by the current conversion rate of 0.5839). Operating income per common share excludes the dilutive effects, if present, of the Series B preferred shares because it is not economically advantageous to convert these shares at market prices of both the common shares and Series B preferred shares; therefore few, if any, Series B preferred share conversions are expected.*

Net margins on financial assets and related financing spreads benefited significantly in prior years from actions taken by the Federal Reserve beginning in 2001 to lower short-term interest rates, which resulted in significantly lower interest rates on the Company's borrowings even as lower interest rates also led to steadily declining yields on the Company's adjustable-rate assets and relatively high mortgage prepayment rates. This trend of declining asset yields reversed during the fourth quarter of 2004 leading to a quarter-over-quarter increase in overall portfolio yields for the first time since the fourth quarter of 2000. Given current expectations for interest rates, portfolio yields are expected to continue trending higher in the coming quarters.

Short-term interest rates began increasing in June 2004 in response to Federal Reserve actions to raise the federal funds rate. These higher rates resulted in significantly higher borrowing rates contributing to declining net margins and financing spreads for the Company. This illustrates how the Company is impacted immediately when short-term interest rates rise (and fall) while ARM security yields change slowly in comparison because coupon interest rates on the underlying mortgage loans generally reset only once a year and the amount of each reset can be limited or capped.

Because the majority of Capstead's financial asset portfolios currently consist of ARM securities, management believes Capstead is well positioned to manage through the anticipated higher interest rate environment, albeit at reduced financing spreads and, therefore, at a reduced earnings level than that achieved the last several years when short-term interest rates were declining. See "Financial Condition – "Overview" and "Mortgage Securities and Similar Investments" for further discussion of the current operating environment.

Key operating statistics for each component of the mortgage securities and similar investments portfolio were as follows (dollars in millions):

	Year Ended December 31		
	2004	*2003*	*2002*
Agency Securities:			
Average portfolio outstanding	$2,476	$1,867	$2,617
Yields	3.10%	3.88%	5.16%
Borrowing rates	1.54	1.17	1.75
Financing spreads	1.56	2.71	3.41
Portfolio runoff rates (annualized)	27.95	31.83	31.75
Non-Agency Securities:			
Average portfolio outstanding	$ 125	$ 163	$ 91
Yields	4.61%	4.63%	5.62%
Borrowing rates	1.73	1.49	1.87
Financing spreads	2.88	3.14	3.75
Portfolio runoff rates (annualized)	34.96	40.09	28.10
CMBS and other commercial loans:			
Average portfolio outstanding	$ 63	$ 114	$ 192
Yields	2.47%	4.44%	4.97%
Borrowing rates	1.56	1.99	2.44
Financing spreads	0.91	2.45	2.53
Portfolio runoff rates (annualized)	10.37	23.93	38.65

2004 Compared to 2003

Agency Securities were the primary contributor to operating results during 2004 compared to 2003; however, the impact of lower financing spreads was evident in current year results, which were less than in 2003 despite a higher average portfolio outstanding during 2004. Non-Agency Securities contributed less to operating results during 2004 primarily because of a lower average portfolio outstanding but results were also negatively affected by lower financing spreads. This portfolio declined with runoff and the securitization and transfer of $53 million of high coupon fixed-rate Non-Agency Securities into Fannie Mae Agency Securities in March 2004. CMBS and other commercial loans contributed significantly less to operating results during 2004 due largely to payoffs of higher yielding components of this portfolio.

CMO collateral balances have declined significantly the last several years primarily because of high mortgage prepayments and the exercise of Clean-up Calls. Having redeemed in prior years all but one of the outstanding CMOs to which the Company holds the related Clean-up Call rights, Capstead did not realize any gain on asset sales and CMO redemptions during 2004. With these redemptions of relatively high cost fixed-rate CMOs, CMO results improved in 2004 even as CMO collateral balances have declined. With continued runoff of this portfolio, future contributions to operating results are expected to decline.

CMO administration revenue continues to trend lower primarily because of a declining portfolio of CMOs for which the Company provides administrative services. As these CMOs continue to pay down or are redeemed, related fee income will decline further. Other revenue was lower in 2004 due primarily to the prior year recovery of a $500,000 insurance deductible related to the October 2003 dismissal with prejudice of a purported class action lawsuit filed against the Company and its key officers in 1998.

Other operating expense (including incentive fees payable to former affiliate) were lower in 2004 compared to 2003 primarily because of lower current year accruals for incentive fees. Lower incentive fee accruals primarily reflect lower 2004 earnings and dividends. Because the incentive fee formula considers increases in book value resulting from capital raising activities separately, 2004 incentive fees were also lower due to the effects on book value of declines in unrealized gains on mortgage securities caused largely by portfolio runoff. See "NOTE 2" to the accompanying consolidated financial statements.

2003 Compared to 2002

The impact of lower yields and a significantly lower average outstanding portfolio was evident in the contribution Agency Securities made to 2003 results, which was significantly less than in 2002 despite lower borrowing rates. Conversely, Non-agency Securities contributed more to operating results during 2003 than in 2002, despite lower financing spreads, primarily because of the benefits of additional securities made available from the redemption of CMOs. CMBS and other commercial loans contributed less to operating results during 2003 than in 2002 primarily because of a lower average outstanding portfolio due largely to payoffs early in 2003 of several positions held throughout all of 2002.

CMO collateral results improved in 2003 over 2002 due largely to declines in recent years in relatively high cost fixed-rate CMOs, due largely to high mortgage prepayments and the exercise of Clean-up Calls.

In May 2002 the Company made its first direct investment in real estate that is net-leased on a long-term basis. Under the terms of the Lease, changes in interest rates on the related debt are the responsibility of the lessee. Results in 2003 were higher than in 2002 primarily because the properties were owned for a full year in 2003 compared to only eight months in 2002.

Gain on asset sales and CMO redemptions in 2003 reflects a gain of $4.0 million on the sale of $121 million of released CMO collateral and a net gain of $545,000 on the redemption of CMO bonds related to $195 million in collateral held as Non-agency Securities upon release from the related indentures.

CMO administration revenue continues to trend lower primarily because of a declining portfolio of CMOs for which the Company provides administrative services. Although earnings from overnight investments were significantly less in 2003, other revenue benefited from the recovery of a $500,000 insurance deductible related to the October 2003 dismissal with prejudice of a purported stockholder class action lawsuit filed against the Company and its key officers in 1998.

On a combined basis, incentive fees paid to former affiliate and other operating expenses were considerably less during 2003 than in 2002. This reflects lower current year accruals for incentive fees primarily because of lower earnings and dividends and declines in book value caused largely by portfolio runoff. See "NOTE 2" to the accompanying consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Capstead's primary sources of funds are borrowings under repurchase arrangements and monthly principal and interest payments on mortgage securities and similar investments. Other sources of funds include proceeds from other borrowing arrangements, proceeds from asset sales, unrestricted payments received on real estate held for lease and proceeds from equity offerings. The Company generally uses its liquidity to pay down borrowings under repurchase arrangements to reduce borrowing costs and otherwise efficiently manage its capital. Because the level of these borrowings can be adjusted on a daily basis, the level of unrestricted cash and cash equivalents carried on the balance sheet is less important than the Company's potential liquidity available under its borrowing arrangements. The table included under "Financial Condition – Utilization of Capital and Potential Liquidity" and accompanying discussion illustrates additional funds potentially available to the Company as of December 31, 2004, as adjusted for targeted liquidity reserves. The Company currently believes that it has ample liquidity and capital resources available for the acquisition of additional investments, repayments on borrowings and the payment of cash dividends as required for Capstead's continued qualification as a REIT. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

Borrowings under repurchase arrangements secured by Agency Securities and Non-agency Securities totaled $3.1 billion at December 31, 2004. These borrowings generally have maturities of less than 31 days, although from time to time the Company may enter into longer-term arrangements as it did on a significant portion of these borrowings during 2004 (see discussion above under "Mortgage Securities and Similar Investments"). Capstead has uncommitted repurchase facilities with investment banking firms to finance these investments, subject to certain conditions. Interest rates on these borrowings are generally

based on 30-day London Interbank Offered Rate ("LIBOR") (or a corresponding benchmark rate for longer-term arrangements) and related terms and conditions are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality, and liquidity conditions within the investment banking, mortgage finance and real estate industries.

Borrowings under repurchase arrangements with investment banking firms secured by CMBS acquired in 2002 and 2001 more closely match the interest rate adjustment features of these investments such that the Company has earned more consistent financing spreads and, as a result, experienced less interest rate volatility than experienced with investments in Agency Securities. These borrowings, which originally had longer initial maturities than most borrowings secured by Agency Securities, totaled $48 million at December 31, 2004. Should Capstead make significant additional investments in credit-sensitive assets, it is anticipated that it will attempt to lessen interest rate volatility in a similar fashion or through the use of derivative financial instruments ("Derivatives") such as interest rate swaps.

CMO borrowings totaled $56 million at December 31, 2004 and are secured by CMO collateral pledged to the related indentures. As such, recourse is limited to this collateral and therefore has a limited impact on Capstead's liquidity and capital resources. Mortgage prepayments and Clean-up Calls affect the maturity of each CMO series.

With its acquisition of senior living properties in May 2002, Capstead assumed $19 million in fixed-rate mortgage financing from a commercial bank that matures in 2009 and $101 million in tax-exempt bond debt. In November 2002, the tax-exempt bonds were refunded with proceeds from issuing new 30-year adjustable-rate tax-exempt bonds. Under the terms of the Lease, changes in interest rates on this debt are the responsibility of the lessee and as such, have a limited effect on the Company's liquidity.

In February 2004 the Company began selling common shares into the open market on a limited basis, resulting in the issuance of 4,812,600 common shares by December 31, 2004. With these sales, Capstead has raised $64.1 million of new common equity at an average price of $13.32 per share, after expenses. These sales were highly accretive to the book value of existing stockholders and may continue in 2005 if market conditions allow.

EFFECTS OF INTEREST RATE CHANGES

Interest Rate Sensitivity on Operating Results

Capstead performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes can reasonably be expected to have on future earnings. All financial assets and Derivatives held are included in this analysis. The sensitivity of components of *Other revenue (expense)* to changes in interest rates is included as well, although no asset sales are assumed. Because under the terms of the Lease the lessee is responsible for changes in related debt service requirements, earnings from the Company's investment in net-leased real estate are generally not affected by changes in interest rates. The model incorporates management assumptions regarding the level of mortgage prepayments for a given interest rate change using market-based estimates of prepayment speeds for purposes of amortizing investment premiums and discounts. These assumptions are developed through a combination of historical analysis and future expected pricing

behavior. As of December 31, 2004 and 2003, the Company had the following estimated earnings sensitivity profile (dollars in thousands):

	30-day LIBOR Rate	*10-year U.S. Treasury Rate*	*Immediate Change In:**			
30-day LIBOR rate			Flat	Up 1.00%	Up 1.00%	Up 2.00%
10-year U.S. Treasury rate			Down 1.00%	Flat	Up 1.00%	Up 2.00%
Projected 12-month earnings change:						
December 31, 2004	2.40%	4.22%	$(2,297)	$(12,760)	$(11,793)	$(29,259)
December 31, 2003	1.12	4.25	(1,674)	(10,732)	(10,018)	(21,713)

* *Sensitivity of earnings to changes in interest rates is determined relative to the actual rates at the applicable date. Note that the projected 12-month earnings change is predicated on acquisitions of similar assets sufficient to replace runoff. There can be no assurance that suitable investments will be available for purchase at attractive prices or if investments made will behave in the same fashion as assets currently held*

The increase in magnitude of projected earnings changes at December 31, 2004 compared to the prior year-end reflects the increased size of Capstead's investment portfolios and increases in short-term interest rates the latter half of 2004 not yet fully reflected in ARM securities yields because the coupon interest rates on mortgage loans underlying these securities generally reset to more current rates only once a year, subject to periodic and lifetime limits (see below).

Income simulation modeling is the primary tool used by management to assess the direction and magnitude of changes in net margins on financial assets resulting from changes in interest rates. Key assumptions in the model include mortgage prepayment rates, changes in market conditions and management's financial capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

General Discussion of Effects of Interest Rate Changes

Changes in interest rates may affect Capstead's earnings in various ways. Earnings currently depend, in large part, on the difference between the interest received on mortgage securities and similar investments, and the interest paid on related borrowings, which are generally based on 30-day LIBOR. The resulting financing spread may be reduced or even turn negative in a rising short-term interest rate environment. Because the mortgage securities and similar investments portfolio consists primarily of current-reset ARM securities, the effects of rising short-term interest rates on borrowing costs can eventually be mitigated by increases in the rates of interest earned on the underlying ARM loans, which generally reset periodically to a margin over a current short-term interest rate index (typically a one-year index) subject to periodic and lifetime limits, referred to as caps. Additionally, the Company extended maturities on a significant portion of its borrowings during 2004, which effectively locked in attractive financing spreads on the Company's modest position in fixed-rate and longer-to-reset ARM securities over the average expected

fixed-rate terms of these investments. As of December 31, 2004, the Company's ARM securities featured the following average coupon rate, and average periodic and lifetime caps and average months-to-roll (the average number of months to coupon reset date) (dollars in thousands):

ARM Type	*Basis **	*Average Coupon Rate*	*Average Periodic Cap*	*Average Lifetime Cap*	*Months To Roll*
Agency Securities:					
Fannie Mae/Freddie Mac:					
Current-reset	$1,526,808	3.70%	2.05%	10.93%	6.0
Longer-to-reset	629,218	4.57	3.90	10.57	25.0
Ginnie Mae	1,025,100	3.87	1.00	9.99	6.1
Non-agency Securities	56,261	4.12	1.72	11.25	5.5
	$3,237,387	3.93	2.07	10.57	9.7

* *Basis represents the Company's investment before unrealized gains and losses.*

Since only a portion of the ARM loans underlying these securities reset each month subject to periodic and lifetime caps, interest rates on related borrowings can rise to levels that may exceed the interest rates on the underlying loans, contributing to lower or even negative financing spreads. At other times, declines in these indices during periods of relatively low short-term interest rates will negatively effect yields on ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company's borrowing rates, earnings would be adversely affected. To provide some protection to financing spreads against rising interest rates, the Company may from time to time enter into longer-term repurchase arrangements on a portion of its borrowings (as it did during 2004 on borrowings related to its fixed-rate and longer-to-reset ARM securities) or invest in Derivatives such as interest rate swap or cap agreements. At December 31, 2004, the Company did not own any Derivatives for this purpose.

Another effect of changes in interest rates is that as long-term interest rates decrease, the rate of principal prepayments on mortgage loans underlying mortgage securities and similar investments generally increases. During periods of relatively low interest rates, prolonged periods of high prepayments can significantly reduce the expected life of these investments; therefore, the actual yields realized can be lower due to faster amortization of premiums. Further, to the extent the proceeds of prepayments are not reinvested or cannot be reinvested at a rate of interest at least equal to the rate previously earned on that capital, earnings may be adversely affected. There can be no assurance that suitable investments at attractive pricing will be available on a timely basis to replace runoff as it occurs or that the current composition of investments (consisting primarily of ARM Agency Securities) will be maintained.

Capstead periodically sells assets, which may increase income volatility because of the recognition of transactional gains or losses. Such sales may become attractive as asset values fluctuate with changes in interest rates. At other times, asset sales may become prudent to shift the Company's investment focus. During periods of rising interest rates or contracting market liquidity, asset values can decline, leading to increased margin calls and reducing the Company's liquidity. A margin call means that a lender requires a borrower to pledge additional collateral to re-establish the agreed-upon ratio of the value of the collateral

to the amount of the borrowing. If the Company is unable or unwilling to pledge additional collateral, lenders can liquidate the collateral under adverse market conditions, likely resulting in losses.

RISKS ASSOCIATED WITH CREDIT-SENSITIVE INVESTMENTS

Commercial mortgage assets may be viewed as exposing an investor to greater risk of loss than residential mortgage assets since such assets are typically secured by larger loans to fewer obligors than residential mortgage assets. Commercial property values and related net operating income are often subject to volatility, and net operating income may be sufficient or insufficient to cover debt service on the related mortgage loan at any given time. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project and the ability of the applicable property to produce net operating income rather than upon the liquidation value of the underlying real estate. Even when the current net operating income is sufficient to cover debt service, there can be no assurance that this will continue to be the case in the future.

Additionally, commercial properties may not be readily convertible to alternative uses if such properties were to become unprofitable due to competition, age of improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses often requires substantial capital expenditures, which may or may not be available.

The availability of credit for commercial mortgage loans may be dependent upon economic conditions in the markets where such properties are located, as well as the willingness and ability of lenders to make such loans. The availability of funds in the credit markets fluctuates and there can be no assurance that the availability of such funds will increase above, or will not contract below, current levels. In addition, the availability of similar commercial properties, and the competition for available credit, may affect the ability of potential purchasers to obtain financing for the acquisition of properties. This could affect the repayment of commercial mortgages.

Credit-sensitive residential mortgage assets differ from commercial mortgage assets in several important ways yet can still carry substantial credit risk. Residential mortgage securities typically are secured by smaller loans to more obligors than CMBS, thus spreading the risk of mortgagor default. However, most of the mortgages supporting credit-sensitive residential securities are made to homeowners that do not qualify for Agency loan programs for reasons including loan size, financial condition, or work or credit history that may be indicative of higher risk of default than loans qualifying for such programs. As with commercial mortgages, in instances of default the Company may incur losses if proceeds from sales of the underlying residential collateral are less than the unpaid principal balances of the residential mortgage loans and related foreclosure costs. However, with residential mortgages this risk may be mitigated by various forms of credit enhancements including, but not limited to, primary mortgage insurance.

Through the process of securitizing both commercial and residential mortgages, credit risk can be heightened or minimized. Senior classes in multi-class securitizations generally have first priority over cash flows from a pool of mortgages and, as a result, carry the least risk, highest investment ratings and the lowest yields. Typically, a securitization will also have mezzanine classes and subordinated classes. Mezzanine classes will generally have

lower credit ratings, higher yields and may have average lives that are longer than the senior classes. Subordinate classes are junior in the right to receive cash flow from the underlying mortgages, thus providing credit enhancement to the senior and mezzanine classes. As a result, subordinated securities will have even lower credit ratings and higher yields because of the elevated risk of credit loss inherent in these securities.

Similarly, junior liens and other forms of subordinated financing on single commercial properties carry greater credit risk than senior lien financing, including a substantially greater risk of non-payment of interest or principal. A decline in the value of the underlying real estate could be large enough such that the aggregate outstanding balances of senior liens could exceed the value of the real estate. In the event of default on a senior loan, the junior lienholder may need to make payments on the senior loans in order to prevent foreclosure. Because the senior lienholders generally have priority on proceeds from liquidating the underlying real estate, junior lienholders may not recover all or any of their investment. To compensate for this heightened credit risk, these loans generally earn substantially higher yields.

The availability of capital from external sources to finance investments in credit-sensitive commercial and residential mortgage assets may be diminished during periods of mortgage finance market illiquidity. Additionally, if market conditions deteriorate resulting in substantial declines in value of these assets, sufficient capital may not be available to support the continued ownership of such investments, requiring these assets to be sold at a loss.

RISKS ASSOCIATED WITH OWNING REAL ESTATE

The direct ownership of commercial real estate involves a number of risks. With its first acquisition of real estate, Capstead has attempted to mitigate these risks by entering into a long-term 'net-lease' arrangement whereby the lessee is responsible for the ongoing operation and management of the properties and for paying all expenses associated with the operation of the properties. Although reduced by this net-lease arrangement, risks of ownership remain, including:

- The risk that changes in economic conditions or real estate markets may adversely affect the value of the properties.
- During inflationary periods, which are generally accompanied by rising interest rates, increases in operating costs and borrowing rates may be greater than increases in lessee revenues from operating properties. Over an extended period of time, this could result in lessee defaults.
- The risk that a deterioration of local conditions could adversely affect the ability of a lessee to profitably operate a property. For instance, an oversupply of senior living properties could hamper the leasing of senior living units at favorable rates. This could ultimately affect the value of the properties.
- Changes in tax, zoning or other laws could make properties less attractive or less profitable.
- An owner cannot be assured that lessees will elect to renew their leases when the terms expire. If a lessee does not renew its lease or otherwise defaults on its lease obligations, there is no assurance the owner can obtain a substitute lessee on acceptable terms. If the owner cannot obtain another qualified operator to lease a property, the owner may be

required to modify the property for a different use, which may involve significant capital expenditures and delays in re-leasing the property.

- The risk that lessees will not perform under their leases, reducing the owner's income from the leases or requiring the owner to assume costs (such as real estate taxes, insurance, utilities and maintenance) that are the lessees' responsibility under net-leases. In the case of special-purpose real estate such as senior living facilities, compliance with licensing requirements could complicate or delay the transfer of operational control of such properties. This could lead to a significant cash flow burden for the owner to service the debt and otherwise maintain the properties.
- Net-leases generally require the lessee to carry comprehensive liability, casualty, workers' compensation and rental loss insurance. The required coverage is typical of the type and amount customarily obtained by an owner of similar properties. However, there are some types of losses, such as catastrophic acts of nature, for which insurance cannot be obtained at a commercially reasonable cost. If there is an uninsured loss or a loss in excess of insurance limits, the owner could lose both the revenues generated by the affected property and the capital invested in the property. The owner would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property.
- Investments in real estate are subject to various federal, state and local regulatory requirements including the Americans with Disabilities Act (the "ADA"). The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. Failure to comply with the ADA can result in injunctions, fines, damage awards to private parties and additional capital expenditures to remedy noncompliance. Existing requirements may change and compliance with future requirements may involve significant unanticipated expenditures. Typically these expenditures would be the responsibility of the lessee under the terms of net-leases; however, if lessees fail to perform these obligations, the owner may be required to do so.
- Under federal, state and local environmental laws, the owner may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at its properties, regardless of its knowledge or actual responsibility, simply because of current or past ownership of the real estate. If unidentified environmental problems arise, the owner may have to make substantial payments, which could adversely affect cash flow and the ability to make distributions to stockholders. This is because:

    1. The owner may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination.
    2. The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination. Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs.
    3. Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

- In investigating the acquisition of real estate, environmental studies are typically performed to establish the existence of any contamination. In addition, net-leases generally require lessees to operate properties in compliance with environmental laws and to indemnify the owner against environmental liability arising from the operation of such properties.
- An owner may desire to sell a property in the future because of changes in market conditions or poor lessee performance or to avail itself of other opportunities. An owner may also be required to sell a property to meet debt obligations or avoid a default. Unlike investments in mortgage securities, real estate cannot always be sold quickly, and there can be no assurance that a property can be sold at a favorable price or that a prospective buyer will view existing lease or operating arrangements favorably. In addition, a property may require restoration or modification before it is sold.

REGULATORY MATTERS

Tax Status

As used herein, "Capstead REIT" refers to Capstead and the entities that are consolidated with Capstead for federal income tax purposes. Capstead REIT has elected to be taxed as a REIT for federal income tax purposes and intends to continue to do so. As a result of this election, Capstead REIT will not be taxed at the corporate level on taxable income distributed to stockholders, provided that certain requirements concerning the nature and composition of its income and assets are met and that at least 90% of its REIT taxable income is distributed.

If Capstead REIT were to fail to qualify as a REIT in any taxable year, it would be subject to federal income tax at regular corporate rates and would not receive a deduction for dividends paid to stockholders. If this were the case, the amount of after-tax income available for distribution to stockholders would decrease substantially. As long as Capstead REIT qualifies as a REIT, it will generally be taxable only on its undistributed taxable income. Distributions out of current or accumulated taxable earnings and profits will be taxed to stockholders as ordinary income or capital gain, as the case may be, and will not qualify for the dividend tax rate reduction to 15% enacted as part of the Jobs and Growth Tax Relief Act of 2002, except as discussed below. Distributions in excess of Capstead REIT's current or accumulated earnings and profits will constitute a non-taxable return of capital to the stockholders (except insofar as such distributions exceed a stockholder's cost basis of the shares of stock). Distributions by the Company will not be eligible for the dividends received deduction for corporations. Should the Company incur losses, stockholders will not be entitled to include such losses in their individual income tax returns.

Capstead may find it advantageous from time-to-time to elect taxable REIT subsidiary status for certain of its subsidiaries. All taxable income of Capstead's taxable REIT subsidiaries, if any, is subject to federal and state income taxes, where applicable. Capstead REIT's taxable income will include the income of its taxable REIT subsidiaries only upon distribution of such income to Capstead REIT, and only if these distributions are made out of current or accumulated earnings and profits of a taxable REIT subsidiary. Should this occur, a portion of Capstead's distributions to its stockholders could qualify for the 15% dividend tax rate provided by the Jobs and Growth Tax Relief Act of 2002.

Investment Company Act of 1940

The Investment Company Act of 1940, as amended (the "Investment Company Act"), exempts from regulation as an investment company any entity that is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. Capstead conducts its business so as not to become regulated as an investment company. If it were to be regulated as an investment company, Capstead's ability to use leverage would be substantially reduced and it would be unable to conduct its business as described herein.

Under the current interpretation of the staff of the Securities and Exchange Commission ("SEC"), in order to be exempted from regulation as an investment company, a REIT must, among other things, maintain at least 55% of its assets directly in qualifying real estate interests. In satisfying this 55% requirement, a REIT may treat mortgage-backed securities issued with respect to an underlying pool to which it holds all issued certificates as qualifying real estate interests. If the SEC or its staff adopts a contrary interpretation of such treatment, the REIT could be required to sell a substantial amount of these securities or other non-qualified assets under potentially adverse market conditions.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon Capstead's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and judgments that can affect the reported amounts of assets, liabilities (including contingencies), revenues and expenses as well as related disclosures. These estimates are based on available internal and market information and appropriate valuation methodologies believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the expected useful lives and carrying values of assets and liabilities which can materially affect the determination of net income and book value per common share. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following are critical accounting policies in the preparation of Capstead's consolidated financial statements that involve the use of estimates requiring considerable judgment:

- *Amortization of Premiums and Discounts on Financial Assets and Borrowings* – Premiums and discounts on financial assets and borrowings are recognized in earnings as adjustments to interest income or interest expense by the interest method over the estimated lives of the related assets or borrowings. For most of Capstead's financial assets, estimates and judgments related to future levels of mortgage prepayments are critical to this determination. Mortgage prepayment expectations can vary considerably from period to period based on current and projected changes in interest rates and other factors such as portfolio composition. For instance, based on interest rate expectations as of January 27, 2005, management anticipates an annualized lifetime runoff rate of 31% for its mortgage securities and similar investments portfolio, up from 28% the previous year-end due largely to additions of newer-issue securities during the year that tend to prepay faster than the Company's existing portfolio. Should actual runoff rates differ materially from these estimates, the related $48 million in premium on this portfolio would be expensed at a different pace.

- *Fair Value and Impairment Accounting for Financial Assets* – Most of Capstead's mortgage securities and similar investments are classified as held available-for-sale and recorded at fair value on the balance sheet with unrealized gains and losses recorded in stockholders' equity as a component of *Accumulated other comprehensive income*. As such, these unrealized gains and losses enter into the calculation of book value per common share. Fair values fluctuate with current and projected changes in interest rates, prepayment expectations and other factors, such as market liquidity. Considerable judgment is required interpreting market data to develop estimated fair values, particularly in circumstances of deteriorating credit quality and market liquidity (see "NOTE 10" to the accompanying consolidated financial statements for discussion of how Capstead values its financial assets). Generally, gains or losses are recognized in earnings only if sold; however, if a decline in fair value of an individual asset below its amortized cost occurs that is determined to be other than temporary, the difference between amortized cost and fair value would be included in *Other revenue (expense)* as an impairment charge.
- *Depreciation and Impairment Accounting for Real Estate held for Lease* – Real estate is carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of buildings, equipment and fixtures. If a significant adverse event or change in circumstances occurs, management would assess if the values of the Company's real estate properties have become impaired. If estimated operating cash flows (undiscounted and without interest charges) of a property over its remaining useful life are less than its net carrying value, the difference between net carrying value and fair value would be included in *Other revenue (expense)* as an impairment charge. Considerable judgment is required in determining useful lives of components of real estate properties and in estimating operating cash flows, particularly during periods of changing circumstances.

FORWARD LOOKING STATEMENTS

This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. Capstead's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company's investments and unforeseen factors. Relative to the Company's investments in financial assets, these factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments from both an investment return and regulatory perspective, fluctuations in, and market expectations for fluctuations in, interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors. Relative to direct investments in real estate, these factors may include, but are not limited to, lessee performance under lease agreements, changes in general as well as local economic conditions and real estate markets, increases in competition and inflationary pressures, changes in the tax and regulatory environment including zoning and environmental laws, uninsured losses or losses in excess of insurance limits and the availability of adequate insurance coverage at reasonable costs.

COMPARISON OF OPERATING INCOME AND DILUTED INCOME PER COMMON SHARE

The following table compares the calculation of operating income and operating income per common share to net income and diluted net income per common share (in thousands, except per share amounts):

	Year Ended December 31					
	2004		*2003*		*2002*	
	Operating	*Diluted*	*Operating*	*Diluted*	*Operating*	*Diluted*
Net income	$41,805	$41,805	$60,659	$60,659	$ 96,123	$96,123
Adjustments for:						
Depreciation on real estate	3,708	–	3,708	–	2,543	–
Gain on asset sales	–	–	(4,560)	–	(4,725)	–
Series B preferred dividends	(19,932)	(19,932)	(19,931)	–	(19,954)	–
	$25,581	$21,873	$39,876	$60,659	$ 73,987	$96,123
Weighted average common shares outstanding	16,100	16,100	13,977	13,977	13,858	13,858
Net effect of dilutive securities:						
Stock options	29	29	35	35	57	57
Preferred A	308	308	315	315	260	260
Preferred B	–	–	–	8,968	–	5,652
	16,437	16,437	14,327	23,295	14,175	19,827
Per common share	$1.56	$1.33	$2.78	$2.60	$5.22	$4.85



DIRECTORS

Andrew F. Jacobs
President and Chief Executive Officer

Member: Executive Committee

Gary Keiser
Private Investments

Chairman: Audit Committee
Member: Governance & Nomination Committee

Paul M. Low
Chairman of the Board

Chairman: Executive Committee

Michael G. O'Neil
Private Investments

Chairman: Governance & Nomination Committee
Member: Audit Committee

Howard Rubin
Private Investments

Member: Audit, Compensation and Executive Committees

Mark S. Whiting
Managing Partner,
Drawbridge Partners, LLC

Chairman: Compensation Committee
Member: Governance & Nomination Committee

OFFICERS

Andrew F. Jacobs
President and Chief Executive Officer

SENIOR VICE PRESIDENTS

Amar R. Patel
Asset and Liability Management

Phillip A. Reinsch
Chief Financial Officer and Secretary

Robert R. Spears, Jr.
Asset and Liability Management

VICE PRESIDENTS

Michael W. Brown
Asset and Liability Management and Treasurer

D. Christopher Sieber
Financial Accounting and Reporting

ASSISTANT VICE PRESIDENTS

Laura Catherine Doolittle
Financial Accounting and Reporting

Bethany L. Lee
Stockholder Relations

Richard A. Wolf
Financial Accounting and Reporting

Corporate Information

Transfer Agent and Registrar

Inquiries concerning dividend payments, lost certificates, change of address and account status should be directed to:

Wells Fargo Shareowner Services
Post Office Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
www.wellsfargo.com/shareownerservices

Series A and Series B Preferred Share Conversions

Holders of the Series A and Series B preferred shares may convert into common shares at any time. If conversion is requested after one or more preferred record dates and on or before the record date for payment of quarterly dividends on the common shares, the holder must pay over to the Company all such preferred share dividends declared and paid for the corresponding quarter. Holders of the Series A and Series B preferred shares are advised to carefully consider whether or not it is economically advantageous to convert into common shares, considering the conversion ratio relative to the prevailing market prices and/or dividends of both the common and preferred shares.

Available Information

The Company makes available on its website at www.capstead.com, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, press releases, charters for the committees of the Board of Directors, the Board of Directors Guidelines, the Code of Business Conduct and Ethics, the Financial Officer Code of Conduct and other Company information, including amendments to such documents and waviers, if any, to the Codes. Such information will be furnished upon written request to:

Capstead Mortgage Corporation
Attention: Stockholder Relations
8401 North Central Expressway
Suite 800
Dallas, Texas 75225-4410

Annual Meeting

The annual meeting of stockholders will be held at 9:00 A.M. on April 21, 2005 at:

DoubleTree Hotel
8250 North Central Expressway
Dallas, Texas

Capstead Mortgage Corporation

8401 North Central Expressway
Suite 800
Dallas, Texas 75225-4410

(214) 874-2323
(800) 358-2323

http://www.capstead.com

e-mail: invrel@capstead.com